6/22


06014588

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Steel Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

FILE NO. 82- 2775 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 6/22/06

(English Translation of Notice of the 82nd Annual Meeting of Shareholders)

June 6, 2006

Dear Shareholders:

Akira Chihaya
Representative Director and Chairman of the Board of Directors
Nippon Steel Corporation (Code No.: 5401)
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Notice of the 82nd Annual Meeting of Shareholders

We are pleased to invite you to attend the 82nd Annual Meeting of Shareholders which will be held at **10 a.m., Wednesday, June 28, 2006**, at the **Main Hall, 2nd Floor, Nippon Steel Building, 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan**, the agenda of which is set forth below.

If you are unable to attend, you can exercise your voting rights after reading the attached documents either by returning the Voting Rights Exercise Form in the mail or via the Internet, as instructed below. When votes are registered by both methods, the vote registered by the Internet will be treated as the vote of record.

(Voting by mail)
Please indicate your choices on the enclosed Voting Rights Exercise Form and return it so that it will arrive at the Company by 17:00 (JST), Tuesday, June 27, 2006.

(Voting via Internet)
Please vote via the Company-designated website (http://www.web54.net) by 17:00 (JST), Tuesday, June 27, 2006. Meanwhile, institutional investors can use the Internet voting rights exercise platform operated by ICJ Inc.

AGENDA

Matters to be reported to the shareholders:

1. Report on operations for the 81st term (from April 1, 2005 to March 31, 2006), consolidated balance sheets as of March 31, 2006 and consolidated statement of income for the 81st term; non-consolidated balance sheets as of March 31, 2006 and non-consolidated statement of income for the 81st term; report of accounting auditors and the Board of Corporate Auditors on consolidated financial statements for the 81st term; and report on the acquisition of treasury stock based on the resolution of the Board of Directors.

Matters for approval by the shareholders:

Item 1: Appropriation of profit for the 81st term (from April 1, 2005 to March 31, 2006)
Item 2: Bonuses to directors and corporate auditors
Item 3: Partial amendments to the Articles of Incorporation
Item 4: Election of eleven (11) directors
Item 5: Election of one (1) corporate auditor

Item 6: Election of two (2) accounting auditors
Item 7: Retirement bonuses to retiring directors
Item 8: Retirement bonuses to directors and corporate auditors in conjunction with the abolition of the retirement bonuses scheme
Item 9: Revision of remuneration for directors and corporate auditors

The report on operations (including the report on the acquisition of treasury stock based on the resolution of the Board of Directors), consolidated balance sheets, consolidated statement of income, non-consolidated balance sheets, non-consolidated statement of income, proposed appropriation of profit, and a copy of the report of accounting auditors and the Board of Corporate Auditors are described in the attached "81st Term Business Report".

1. Doors will open at 9:00 a.m.
2. Attendees are requested to submit the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting. When voting rights are exercised by means of a proxy (another shareholder designated to exercise the voting rights of the principal voter), the said proxy is requested to submit the Voting Rights Exercise Form prepared by the principal at the reception desk, together with a letter stating power of attorney in this matter.
3. When exercising your voting rights via the Internet, please read the attached "Exercise of Voting Rights via the Internet".
4. If revisions are made to the "Reference Documents for the 82nd Annual Meeting of Shareholders" or the attached "81st Term Business Report," such changes will be indicated on the Company website (http://www.nsc.co.jp).

Reference Documents for the 82nd Annual Meeting of Shareholders

Item 1: Appropriation of profit for the 81st term (from April 1, 2005 to March 31, 2006)

The proposed appropriation is described in the attached "81st Term Business Report".

The Company has implemented a policy to distribute profits consistent with the consolidated operating results, taking into account capital investment requirements aimed at raising corporate value, forecasts of future operating results and other relevant factors and, at the same time, further strengthening the corporate financial structure. Meanwhile, the Company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the Company's first priority for the time being is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20-30%), which is slightly lower than the above-indicated level. The Company proposes to pay a term-end dividend of ¥9.0 per share (consolidated payout ratio: 17.4%; non-consolidated payout ratio: 24.5%) for fiscal 2005, an increase of ¥4.0 per share from the previous year.

Reserves will be set aside pursuant to the provisions of the Special Taxation Measures Law. At the same time, a total special reserve of ¥160 billion will be broken down to provide for the implementation of flexible financial and other policies.

Item 2: Bonuses to directors and corporate auditors

The Board of Directors proposes to provide bonuses of ¥410 million in the aggregate (¥379,600,000 in the aggregate to directors and ¥30,400,000 in the aggregate to corporate auditors) to 37 directors and 6 corporate auditors in office at the end of the 81st term, comprehensively taking into account the operating results of the current term, the level of the term-end dividends and other factors.

Item 3: Partial amendments to the Articles of Incorporation

The amendments are described in the attached "Partial Amendments to the Articles of Incorporation."

Item 4: Election of eleven (11) directors

When Item 3 on the agenda is approved as proposed and the term of office for directors is thereby reduced, the term of office of all current directors ends at the conclusion of the 82nd Annual Meeting of Shareholders. The Board of Directors proposes that eleven (11) directors be elected. The candidates for directors are as follows:

The responsibilities of these candidates, who are directors at Nippon Steel, are described in the attached "81st Term Business Report".

Candidates for Directors

	Name (date of birth)	Brief personal history (with positions in other companies as representatives)	Number of shares of the Company owned
1	Akira Chihaya (March 6, 1935)	April 1957: Joined Yawata Iron & Steel Co., Ltd. June 1987: Director and General Manager, Corporate Planning Division June 1991: Managing Director June 1995: Representative Director and Executive Vice President April 1998: Representative Director and President Assumed current position as Representative Director and Chairman of the Board of Directors in April 2003 Representative Director and President, Tekko Kaikan Co., Ltd. President, Japanese Society of Steel Construction Chairman, Japan Project Industry Council Chairman, Coastal Development Institute of Technology Chairman, Nippon Steel Arts Foundation Chairman, Japan-China Economic Association Chairman, Japan-China Organization for Business, Academia & Government Partnership	198,000
2	Akio Mimura (November 2, 1940)	April 1963: Joined Fuji Iron & Steel Co., Ltd. June 1993: Director and General Manager, Sales Administration Division June 1994: Director and General Manager, Sales Administration & Planning Division June 1995: Director and Director, Structurals Group April 1997: Managing Director and Director, Structurals Group April 1998: Managing Director and Director, Flat Products Group April 2000: Representative Director and Executive Vice President Assumed current position as Representative Director and President in April 2003 Chairman, Clean Japan Center Director, The Overseas Coastal Area Development Institute of Japan Chairman, Japan Institute of Construction Engineering	144,000
3	Nobuyoshi Fujiwara (January 22, 1945)	April 1968: Joined Fuji Iron & Steel Co., Ltd. June 1997: Director and General Manager, Accounting & Finance Division April 2000: Director and Director, Structurals Division April 2001: Managing Director, Director, Bar & Wire Rod Division and Director, Structurals Division April 2002: Managing Director, Director, Plate Division and Director, Bar & Wire Rod Division April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005	105,000

4	Naoki Okumura (June 29, 1945)	April 1973: Joined the Company June 1999: Director and Director, Steel Research Laboratories, Technical Development Bureau April 2003: Managing Director and Director, Steel Research Laboratories, Technical Development Bureau Assumed current position as Representative Director and Executive Vice President and Director, Technical Development Bureau in April 2005 Representative Director and President, Marine Biotechnology Institute Representative Director and President, Research Center for the Industrial Utilization of Marine Organisms Co., Ltd. President, The Japan Research and Development Center for Metals President, The Iron and Steel Institute of Japan	68,000
5	Kazuo Nagahiro (October 9, 1945)	April 1968: Joined Fuji Iron & Steel Co., Ltd. June 1999: Director and General Superintendent, Hirohata Works April 2001: Director and General Superintendent, Nagoya Works April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005 Chairman, The Japan Ferrous Raw Materials Association Chairman, Steel Industry Foundation for the Advancement of Environmental Protection Technology	69,000
6	Hideaki Sekizawa (September 21, 1945)	April 1969: Joined Yawata Iron & Steel Co., Ltd. June 1999: Director and General Manager, General Administration Division April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005 Chairman, Japan Association of Industries and Environment	67,000
7	Shoji Muneoka (May 3, 1946)	April 1970: Joined the Company June 1999: Director and General Manager, Corporate Secretariat Division April 2003: Managing Director and Director, Flat Products Division Assumed current position as Representative Director and Executive Vice President in April 2005 Chairman, Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd. Chairman, Japan Steel Can Recycling Association	55,000

8	Hiroshi Shima (February 28, 1947)	March 1971: Joined the Company June 1999: Director and General Superintendent, Oita Works April 2002: Director and General Superintendent, Muroran Works, Bar & Wire Rod Division April 2003: Managing Director and General Superintendent, Muroran Works, Bar & Wire Rod Division Assumed current position as Managing Director in April 2005	46,000
9	Tetsuo Imakubo (December 4, 1946)	April 1970: Joined the Company June 2001: Director and General Manager, Export Division April 2003: Director and Director, Pipe & Tube Division Assumed current position as Managing Director and Director, Flat Products Division in April 2005	37,000
10	Kiichiro Masuda (December 7, 1947)	April 1970: Joined the Company June 2001: Director and General Manager, Sales Administration & Planning Division April 2003: Director, General Manager, Sales Administration & Planning Division and Director, Bar & Wire Rod Division Assumed current position as Managing Director, Director, Plate Division and Director, Bar & Wire Rod Division in April 2005	81,000
11	Junji Oota (February 21, 1948)	April 1971: Joined the Company June 2001: Director and General Manager, Affiliated Companies Administration Division April 2003: Director, General Manager, Corporate Planning Division, General Manager, Affiliated Companies Administration Division, and Director, Silicon Wafer Division April 2004: Director and General Manager, Corporation Planning Division Assumed current position as Managing Director in April 2005	43,000

Item 5: Election of one (1) corporate auditor

In order to strengthen and reinforce the auditing system, the Company proposes an increase of one corporate auditor. The candidate for corporate auditor is as follows.

The submission of this item to the 82nd Annual Meeting of Shareholders has been consented by the Board of Corporate Auditors. The candidate qualifies as an outside corporate auditor.

Candidate for Corporate Auditor

Name (date of birth)		Brief personal history (with positions in other companies as representative)	Number of shares of the Company owned
1	Shigeo Kifuji (September 29, 1940)	April 1966: Public Prosecutor, Tokyo District Public Prosecutors Office May 2001: Superintending Prosecutor, Hiroshima High Public Prosecutors Office October 2002: Superintending Prosecutor, Tokyo High Public Prosecutors Office September 2003: Retirement from office Registered as an attorney and affiliated with Ushijima & Partners, Attorneys-at-Law in October 2003	10,000

Item 6: Election of two (2) accounting auditors

The Financial Services Agency has ordered the Company's current accounting auditor ChuoAoyama PricewaterhouseCoopers to halt statutory auditing under the Securities and Exchange Law and the Company Law and other related services for two months (from July 1 to August 31, 2006). This was followed by ChuoAoyama PricewaterhouseCoopers' proposal to resign as the Company's accounting auditor at the conclusion of the 82nd Annual Meeting of Shareholders. Consequently, ChuoAoyama PricewaterhouseCoopers is to resign as the Company's accounting auditor at the conclusion of the 82nd Annual Meeting of Shareholders. In this regard, the Board of Directors proposes that KPMG AZSA & Co. be elected as the Company's new accounting auditor. In addition, the Board of Directors proposes that, in order to secure continuity in auditing the Company's accounts, ChuoAoyama PricewaterhouseCoopers also be entrusted to audit the Company's accounts beyond September 1, 2006, when the term of the two-month business suspension imposed on ChuoAoyama PricewaterhouseCoopers expires, and also that ChuoAoyama PricewaterhouseCoopers again be elected as an accounting auditor of the Company on the expiration date of the business suspension. The candidates for accounting auditors are as follows.

The submission of this item to the 82nd Annual Meeting of Shareholders has been consented to by the Board of Corporate Auditors.

Candidates for Accounting Auditors

1	Name	KPMG AZSA & Co.
	Head Office	1-2, Tsukudocho, Shinjuku-ku, Tokyo, Japan,
	Chronology	July 1985: Establishment of Asahi Shinwa Kaikeisha October 1993: Merged with Inoue Saito Eiwa Kansa Hojin to form Asahi & Co. January 2004: Merged with AZSA & Co. to form KPMG AZSA & Co.
	Outline (as of March 31, 2006)	1) Capital: ¥3,220 million 2) Members CPAs 1,634 (of which, the partners numbers 413) Junior CPAs 833 Others 662 Total 3,129 3) Number of clients: 5,662

2	Name	ChuoAoyma PricewaterhouseCoopers
	Head office	2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo
	Chronology	December 1968: Establishment of Chuo Kaikei Jimusho July 1988: Merged with Shinko Kansa Hojin to form Chuo Shinko Kansa Hojin July 1993: Changed the name to Chuo Audit Corporation April 2000: Merged with Aoyama Kansa Hojin to form Chuo Aoyama Audit Corporation January 2001: Merged with Ito Kaikei Jimusho

	Outline (as of March 31, 2006)	1) Capital: ¥1,507 million 2) Members CPAs 1,851 (of which, the partners numbers 451) Junior CPAs 717 Others 939 Total 3,507 3) Number of clients: 5,171

Item 7: Retirement bonuses to retiring directors

The Board of Directors proposes to provide retirement bonuses to 26 Directors Makoto Haya, Mitsuo Kitagawa, Koichi Nakamura, Hidemi Ohta, Katsutoshi Kurikawa, Bunyu Futamura, Yuki Iriyama, Itsuo Takahashi, Keisuke Kuroki, Tadashi Higashi, Yasuo Takeda, Kizoh Hirayama, Kohzoh Uchida, Shinichi Taniguchi, Masakazu Iwaki, Yasuo Hamamoto, Norio Katsuyama, Kosei Shindo, Junji Uchida, Masaru Kiuchi, Yoshichika Nishio, Shinichi Nakatsu, Shigeru Ohshita, Tohru Obata, Yasuo Fujii and Kiyoshi Nishioka who are retiring at the conclusion of the 82nd Annual Meeting of Shareholders, in accordance with the Company's standard as a reward for their services during their terms of office. The Board of Directors proposes to provide ¥1,087.5 million in the aggregate to the directors.

The brief histories of the retiring Directors are as follows:

Name	Brief personal history
Makoto Haya	June 1997: Director and General Manager, Personnel & Labor Relations Division April 2001: Managing Director April 2003: Managing Director and Deputy Director, Engineering Divisions Group Assumed current position as Representative Director and Executive Vice President and Director, Engineering Divisions Group in April 2005
Mitsuo Kitagawa	June 2000: Director and General Manager, Raw Materials Division-II Assumed current position as Managing Director in April 2003
Koichi Nakamura	June 2001: Director and General Superintendent, Sakai Works, Structurals Division April 2003: Director and General Superintendent, Kimitsu Works Assumed current position as Managing Director and General Superintendent, Kimitsu Works in April 2004
Hidemi Ohta	June 2001: Director, Civil Engineering & Marine Construction Division, Engineering Divisions Group April 2004: Director and Director, Energy Facilities, Civil Engineering & Marine Construction Division, Engineering Divisions Group April 2005: Managing Director and Deputy Director, Engineering Divisions Group Assumed current position as Managing Director; Deputy Director, Engineering Divisions Group, Director, Technology Dept., Engineering Divisions Group and Director, Pipeline Dept., Engineering Divisions Group in April 2006
Katsutoshi Kurikawa	June 2001: Director and General Manager, Structurals Sales Division, Structurals Division April 2002: Director and Director, Structurals Division April 2003: Director; Director, Plate Division and Director, Structurals Division Assumed current position as Managing Director and General Manager, Osaka Sales Office in April 2005

Bunyu Futamura	June 2001: Director and General Manager, Technical Administration & Planning Division April 2003: Director and General Superintendent, Nagoya Works Assumed current position as Managing Director and General Superintendent, Nagoya Works in April 2006
Yuki Iriyama	June 2002: Director and General Manager, Overseas Business Development Division April 2003: Director, General Manager, Overseas Business Development Division and General Manager, Brazil CGL Project Group August 2003: Director, General Manager, Overseas Business Development Division, General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group and General Manager, Brazil CGL Project Group April 2005: Director and General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group Assumed current position as Managing Director and General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project Group in April 2006
Itsuo Takahashi	June 2002: Director and General Superintendent, Oita Works Assumed current position as Managing Director and General Superintendent, Oita Works in April 2006
Keisuke Kuroki	June 2002: Director and General Manager, Business Process Innovation Division April 2005: Director and General Manager, Technical Administration & Planning Division Assumed current position as Managing Director and General Manager, Technical Administration & Planning Division in April 2006
Tadashi Higashi	June 2003: Director and Director, Energy Facilities Engineering Division, Engineering Divisions Group April 2004: Director April 2005: Director and General Manager, Project Planning & Development Division, Engineering Divisions Group Assumed current position as Deputy Director, Engineering Divisions Group, Director, Technological Development & Research Laboratories, Engineering Divisions Group and Director, Business Development Center, Engineering Divisions Group in April 2006
Yasuo Takeda	June 2003: Director and General Superintendent, Hirohata Works Assumed current position as Director and General Superintendent, Muroran Works, Bar & Wire Rod Division in April 2005
Kizoh Hirayama	Assumed current position as Director and General Manager, Personnel & Labor Relations Division in June 2003
Kohzo Uchida	Assumed current position as Director and General Manager, General Administration Division in June 2003
Shinichi Taniguchi	June 2003: Director and General Manager, Accounting & Finance Division Assumed current position as Director in April 2005
Masakazu Iwaki	June 2003: Director Assumed current position as Director and Deputy General Manager, Shanghai-Baoshan Cold-rolled & Coated Sheet Projects Group in August 2003
Yasuo Hamamoto	June 2003: Director and General Superintendent, Sakai Works, Structurals Division Assumed current position as Director and General Superintendent, Yawata Works in April 2005
Norio Katsuyama	Assumed current position as General Superintendent, Hirohata Works in June 2005
Kosei Shindo	Assumed current position as Director and General Manager, Corporate Planning Division in June 2005

Junji Uchida	Assumed current position as Director, Structurals Division and Director, Pipe & Tube Division in June 2005
Masaru Kiuchi	Assumed current position as Director and General Manager, Sales Administration & Planning Division in June 2005
Yoshichika Nishio	June 2005: Director and General Manager, Planning & Administration Division, Engineering Divisions Group Assumed current position as Director and Director, Energy Facilities, Civil Engineering & Marine Construction Division, Engineering Divisions Group in April 2006
Shinichi Nakatsu	Assumed current position as Director and General Manager, Business Process Innovation Division in June 2005
Shigeru Ohshita	Assumed as current position as Director and Director, Steel Research Laboratories, Technical Development Bureau in June 2005
Tohru Obata	Assumed current position as Director and General Manager, Raw Materials Divison-II in June 2005
Yasuo Fujii	Assumed current position as Director and General Superintendent, Sakai Works, Structurals Division in June 2005
Kiyoshi Nishioka	Assumed current position as Director and General Manager, Technical Development Planning Division, Technical Development Bureau in June 2005

Item 8: Retirement bonuses to directors and corporate auditors in conjunction with the abolition of the retirement bonus scheme

The Board of Directors has decided to abolish the retirement bonus scheme for directors and corporate auditors at the conclusion of the 82nd Annual Meeting of Shareholders. Related to this, the Board of Directors proposes to provide bonuses to a total of 11 directors who will be reappointed when Item 4 on the agenda is approved as proposed, including Directors Akira Chihaya, Akio Mimura, Nobuyoshi Fujiwara, Naoki Okumura, Kazuo Nagahiro, Hideaki Sekizawa, Shoji Muneoka, Hiroshi Shima, Testuo Imakubo, Kiichiroh Masuda and Junji Oota and a total of 6 corporate auditors who are in office, including Tetsuo Seki, Shigeru Matsuyama, Tsutomu Haeno, Hisashi Tanikawa, Yoichi Kaya and Shigemitsu Miki, in accordance with the Company's standard as a reward for their services during their terms of office up to the conclusion of this Annual Meeting of Shareholders. The Board of Directors proposes to provide ¥1,774.4 million in aggregate to the directors and ¥111.1 million in aggregate to the corporate auditors.

These bonuses will be paid at the retirement of the respective directors and corporate auditors.

The brief histories of Directors and Corporate Auditors are as follows:

Name	Brief personal history
Akira Chihaya	June 1987: Director and General Manager, Corporate Planning Division June 1991: Managing Director June 1995: Representative Director and Executive Vice President April 1998: Representative Director and President Assumed current position as Representative Director and Chairman of the Board of Directors in April 2003

Akio Mimura	June 1993: Director and General Manager, Sales Administration Division June 1994: Director and General Manager, Sales Administration & Planning Division June 1995: Director and Director, Structurals Group April 1997: Managing Director and Director, Structurals Group April 1998: Managing Director and Director, Flat Products Group April 2000: Representative Director and Executive Vice President Assumed current position as Representative Director and President in April 2003
Nobuyoshi Fujiwara	June 1997: Director and General Manager, Accounting & Finance Division April 2000: Director and Director, Structurals Division April 2001: Managing Director, Director, Bar & Wire Rod Division and Director, Structurals Division April 2002: Managing Director, Director, Plate Division and Director, Bar & Wire Rod Division April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005
Naoki Okumura	June 1999: Director and Director, Steel Research Laboratories, Technical Development Bureau April 2003: Managing Director and Director, Steel Research Laboratories, Technical Development Bureau Assumed current position as Representative Director and Executive Vice President and Director, Technical Development Bureau in April 2005
Kazuo Nagahiro	June 1999: Director and General Superintendent, Hirohata Works April 2001: Director and General Superintendent, Nagoya Works April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005
Hideaki Sekizawa	June 1999: Director and General Manager, General Administration Division April 2003: Managing Director Assumed current position as Representative Director and Executive Vice President in April 2005
Shoji Muneoka	June 1999: Director and General Manager, Corporate Secretariat Division April 2003: Managing Director and Director, Flat Products Division Assumed current position as Representative Director and Executive Vice President in April 2005
Hiroshi Shima	June 1999: Director and General Superintendent, Oita Works April 2002: Director and General Superintendent, Muroran Works, Bar & Wire Rod Division April 2003: Managing Director and General Superintendent, Muroran Works, Bar & Wire Rod Division Assumed current position as Managing Director in April 2005
Tetsuo Imakubo	June 2001: Director and General Manager, Export Division April 2003: Director and Director, Pipe & Tube Division Assumed current position as Managing Director and Director, Flat Products Division in April 2005
Kiichiro Masuda	June 2001: Director and General Manager, Sales Administration & Planning Division April 2003: Director, General Manager, Sales Administration & Planning Division and Director, Bar & Wire Rod Division Assumed current position as Managing Director, Director, Plate Division and Director, Bar & Wire Rod Division in April 2005

Junji Oota	June 2001: Director and General Manager, Affiliated Companies Administration Division April 2003: Director, General Manager, Corporate Planning Division, General Manager, Affiliated Companies Administration Division, and Director, Silicon Wafer Division April 2004: Director and General Manager, Corporation Planning Division Assumed current position as Managing Director in April 2005
Tetsuo Seki	Assumed current position as Senior Corporate Auditor (full-time) in June 2004
Shigeru Matsuyama	Assumed current position as Corporate Auditor (full-time) in June 2004
Tsutomu Haeno	Assumed current position as Corporate Auditor (full-time) in June 2005
Hisashi Tanikawa	Assumed current position as Corporate Auditor in June 1999
Yoichi Kaya	Assumed current position as Corporate Auditor in June 2000
Shigemitsu Miki	Assumed current position as Corporate Auditor in June 2005

Item 9: Revision of remuneration for directors and corporate auditors

The current amounts of remuneration are ¥106 million or less per month for directors (the number of directors stipulated in the then Articles of Incorporation is 48 or fewer) and ¥11 million or less per month for corporate auditors (the number of corporate auditors stipulated in the then Articles of Incorporation is 5 or fewer). These amounts have remained unchanged since being approved at the 66th Annual Meeting of Shareholders held on June 28, 1990.

In the future, decisions on the amount of remuneration allotted to directors and corporate auditors must take into consideration several new factors. For instance, when Item 3 on the agenda is approved as proposed, the number of directors stipulated in the Articles of Incorporation will decrease to fifteen (15) or fewer. Meanwhile, the Company has just decided to abolish the retirement bonus scheme for directors and corporate auditors, thereby consolidating all such payments into a remuneration system consistent with the Company's operating results. In addition, the proposed new lineup of directors will not include anyone who also serves as an employee, which will result in the change to director positions. In view of this, the Company proposes to revise the current limits on remuneration to ¥140 million or less per month for directors (the number of directors stipulated in the Articles of Incorporation is 15 or fewer after approval of Item 3 as proposed) and ¥22 million or less per month for corporate auditors (the number of corporate auditors stipulated in the Articles of Incorporation is 7 or fewer).

This revision of remuneration leaves virtually unchanged the levels of remuneration, including the retirement bonuses, to be received per director and corporate auditor.

Partial Amendments to the Articles of Incorporation

1. Reasons for Amendments.

(1) Amendments in relation to the new Company Law and other related laws and regulations.

In relation to the Company Law (Law No. 86 of 2005) and the Law for Amendments to the Laws Related to the Company Law (Law No. 87 of 2005; the "Amendments Law"), which came into effect as of May 1, 2006, we propose that the Articles of Incorporation be amended as follows:

(i) Amendments to expressly provide for matters that are deemed to have been included in the Articles of Incorporation. Specifically, these are amendments to provide that:

(A) The Company shall issue share certificates representing its shares (new Article 5.2);

(B) The Company shall appoint a registration agent (new Article 7.1);

(C) The Company shall have a Board of Directors (new Article 15);

(D) The Company shall have a Board of Corporate Auditors (new Article 26); and

(E) The Company shall have an accounting auditor (new Article 34).

(ii) Amendments to newly establish matters that the Company may conduct by setting forth in the Articles of Incorporation. Specifically, these are provisions that:

(A) Specify the rights that a shareholder holding shares constituting less than one unit may exercise (new Article 6.2);

(B) Authorize the Company to provide the shareholders with information such as reference materials to be distributed in connection with a general meeting of shareholders on the Internet in order to facilitate the process to convene a general meeting of shareholders (new Article 14);

(C) Authorize the Board of Directors to pass resolutions without a meeting for the purpose of efficient decision-making where necessary (new Article 22);

(D) Authorize the Company to enter into liability limitation agreements with outside Corporate Auditors in order to retain competent outside Corporate Auditors and enable them to fully perform their duties as expected of such outside Corporate Auditors (new Article 32.2); and

(E) Authorize the Board of Directors to distribute surplus and implement other measures by resolution (new Article 36). This amendment is not intended to preclude the general meeting of shareholders from resolving distribution of surplus etc.

(iii) Amendment to the provision that only one shareholder may exercise a voting right as proxy of another shareholder at a general meeting of shareholders (no substantive change) (new Article 13.1).

(iv) Amendment to newly provide that a written notice to the Company is required, if a shareholder with more than one voting right who does not intend to exercise its voting rights in a uniform manner at a general meeting of shareholders (no substantive change) (new Article 13.2).

(2) Amendments to the business purposes of the Company.

These amendments are intended to rearrange, reorder and simplify the provisions for the business purposes of the Company in light of the current status of the business operations of the Company (new Article 2).

(3) Amendments to the provisions related to the Board of Directors.

In order to strengthen the ability to promptly and efficiently respond to changes in the business environment, we propose to amend the provisions related to the Board of Directors as follows:

(i) Reduction in the maximum number of Directors from 48 to 15 (new Article 15);

(ii) Shortening the term of office of the Directors from two years to one year (until the conclusion of the next ordinary general meeting of shareholders convened following the assumption of office) (new Article 17);

(iii) Amendment to the provision relating to the Directors with executive power, including removal of the provision relating to the Executive Vice Chairmen and the Senior Managing Directors (new Article 19); and

(iv) Replacement of the Chairman with the President as the officer authorized to convene and preside over general meetings of shareholders and meetings of the Board of Directors (new Articles 11 and 21).

(4) Removal of the provision for the term of office of a Corporate Auditor appointed to fill a vacancy.

In order to strengthen the position of the Corporate Auditors, we propose to remove the provision for the term of office of a Corporate Auditor appointed to fill a vacancy (current Article 30.2) to make all Corporate Auditors serve for four years.

(5) Other amendments.

(i) Removal of the proviso of current Article 5 so that any retirement of the Company's shares will not reduce the number of authorized shares of the Company;

(ii) Removal of current Articles 9 (notification by shareholders), 24 (the duties of the Chairman and the President), and 32 (the Corporate Auditor authorized to convene and preside over meetings of the Board of Corporate Auditors) in order to simplify the provisions of the Articles of Incorporation;

(iii) Removal of current Articles 23 and 34.1, since the election of the Representative Directors and full-time Corporate Auditors are governed by the Company Law; and

(iv) Rearrangement and reordering of the provisions, insertion of paragraph numbers, changes in wordings for consistency purposes, and renumbering of articles and chapters.

2. Proposed Amendments.

The following table shows the proposed changes, which are indicated by underlines, from the current provisions of the Articles of Incorporation. (Note: Some amendments which are made in the Japanese language version and do not affect the meaning of the English translations will not be amended in the English translation.)

Current Articles of Incorporation	Proposed Amendments	Note
CHAPTER I GENERAL PROVISIONS	CHAPTER I GENERAL PROVISIONS	
Article 1. The name of the Company shall be Shin Nippon Seitetsu Kabushiki Kaisha. It shall be written in English NIPPON STEEL CORPORATION.	**Article 1.** (No change.)	

Article 2.	**Article 2.**	Add "manufacture and sale of carbon fibers" and "freight transportation and warehousing" (new Items (6) and (8), respectively), delete "manufacture and sale of sewage related facilities," "manufacture and sale of agricultural products, marine products and so forth created by biotechnology," and "sale of technology related to the foregoing paragraphs" (current Items (4), (7) and (10), respectively), and make some other changes, thereby rearranging, reordering and simplifying the provisions for the business purposes of the Company.
The objects of the Company shall be to carry on the following businesses:	The objects of the Company shall be to carry on the following businesses:	
(1) manufacture and sale of iron and steel;	(1) manufacture and sale of iron and steel;	
(2) manufacture and sale of nonferrous metal, ceramics, chemical products, and electronic components;	(Deleted.)	
(3) manufacture and sale of industrial machinery and facilities such as steel making plants and chemical plants, and steel structures;	(2) manufacture and sale of industrial machinery and facilities, steel structures, water supply related facilities, etc.;	
(4) manufacture and sale of machinery and equipment, such as environmental plants, and water supply and sewage related facilities, and waste treatment and recycling businesses;	(Deleted.)	
(5) contract work on civil engineering and construction, design and supervision of construction of buildings, business related to urban development, and transaction and leasing of residential land and buildings;	(3) contract work on civil engineering and construction, and design and supervision of construction of buildings;	
(Newly established.)	(4) business related to urban development, and transaction and leasing of residential land and buildings;	
(Newly established.)	(5) manufacture and sale of chemical products,	

	electronic components, etc.;	
(Newly established.)	(6) manufacture and sale of nonferrous metal, ceramics, carbon fibers, etc.;	
(6) engineering and consultation related to the use and development of computer systems;	(7) engineering and consultation related to the use and development of computer systems;	
(7) manufacture and sale of agricultural products, marine products and so forth created by biotechnology;	(Deleted.)	
(Newly established.)	(8) freight transportation and warehousing;	
(8) operation of facilities related to education, medical care, sports and so forth;	(Deleted.)	
(9) supply of electric power, gas, heat and other energy;	(9) supply of electric power, gas, heat and other energy;	
(Newly established.)	(10) disposal and recycling of waste;	
(Newly established.)	(11) management of cultural, welfare, sport and other facilities; and	
(10) sale of technology related to the foregoing subparagraphs; and	(Deleted.)	
(11) any and all other businesses incidental to the foregoing subparagraphs.	(12) any and all other businesses incidental to the foregoing subparagraphs.	

Article 3. The Company shall have its principal office in Chiyoda-ku, Tokyo.	**Article 3.** (No change.)	
Article 4. Public notices of the Company shall be given on the website. However, in cases where accidents or other unavoidable circumstances prevent the use of the website, they shall be given by inserting them in the Nihon Keizai Shimbun published in Tokyo.	**Article 4.** (No change in the English translation.)	Amend the wording to conform to the Company Law (no change in the translation).
CHAPTER II SHARES	CHAPTER II SHARES	
Article 5. The total number of shares which the Company has authority to issue shall be 9,917,077,000 shares<u>; provided, however, that if any of its shares is retired, the total number of such authorized shares shall be accordingly reduced</u>. (Newly established.)	**Article 5.** <u>1.</u> The total number of shares which the Company has authority to issue shall be 9,917,077,000. <u>2. The Company shall issue share certificates representing its shares; provided, however, that the Company shall not issue any share certificates for shares constituting less than one (1) unit of</u>	Amend the wording to conform to the Company Law (no change in the translation). Remove the proviso so that any retirement of the Company's shares will not reduce the number of authorized shares of the Company. Expressly provide for a matter that is deemed to have been included in the Articles of Incorporation pursuant to the Amendments Law. Add a proviso, which is currently provided for and

	<u>shares (*tangen*) except as provided for in the Regulations Relating to Shares of the Company.</u>	numbered as Article 6.2, due to the reordering of the provisions.

Article 6. One thousand (1,000) shares of the Company shall constitute one (1) unit (*tangen*).	**Article 6.** 1. One thousand (1,000) shares of the Company shall constitute one (1) unit. A holder (including a beneficial holder; hereinafter the same) of one unit of shares shall have one vote at a general meeting of shareholders.	Amend the provision to conform to the Company Law.
The Company shall not issue share certificates with respect to less than one (1) unit.	(Deleted.)	Move and renumber as new Article 5.2 (proviso) due to the reordering of the provisions.
(Newly established.)	2. A holder of less than one unit of shares of the Company may not exercise any rights other than those listed below with respect to such shares: (1) the rights listed in Article 189, Paragraph 2 of the Company Law; (2) the right to be allotted shares and/or stock acquisition right which is offered by the Company to each shareholder in proportion to the number of shares held by such shareholder; and (3) the right set forth in the immediately subsequent paragraph.	Add a new provision specifying the rights that a shareholder holding shares constituting less than one unit may exercise. For reference purposes, the rights listed in Article 189, Paragraph 2 of the Company Law include: (i) The right to be allotted shares for no consideration and without an application; (ii) The right to request that the Company purchase shares constituting less than one unit; (iii) The right to receive residual assets distributed upon liquidation; (iv) The right to inspect, and make a copy of, the Articles of Incorporation and the Register of Shareholders; (v) The right to receive surplus distributed by the Company; and (vi) The right to receive cash or other assets in the event of reorganization of the Company.
A holder (including the Beneficial		Amend the provision to conform to the Company Law.

Shareholders; hereinafter the same) of less than one unit of shares of the Company may require the Company to sell such number of shares that, combined with the shares held by such shareholder, constitute one unit of shares of the Company.	3. A holder of less than one unit of shares of the Company may require the Company to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares of the Company.	
Article 7. The Company may purchase its own shares by resolution of the Board of Directors.	(Deleted.)	Delete, since the provision for acquisitions of the Company's own stock by a resolution of the Board of Directors will be incorporated into new Article 36.
Article 8. The Company shall appoint a transfer agent with respect to its shares. The transfer agent and its place of business shall be designated by resolution of the Board of Directors and shall be notified publicly. The Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same) and the Register of Lost Share Certificates of the Company shall be kept at the place of business of the transfer agent. The registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial	**Article 7.** 1. The Company shall appoint a registration agent with respect to its shares. 2. The registration agent and its place of business shall be designated by resolution of the Board of Directors and shall be notified publicly. 3. The Company shall have its registration agent prepare, maintain, and administer the affairs related to, and the Company shall not for itself prepare, maintain, and administer the affairs related to, the Register of Shareholders (including the Register of Beneficial Shareholders; hereinafter the same), the Register of Stock Acquisition	Expressly provide for a matter that is deemed to have been included in the Articles of Incorporation pursuant to the Amendments Law. Amend the provision to conform to the Company Law. Amend the provision to conform to the Company Law.

Shareholders, the registration of pledge, the indication of trust property, the delivery of share certificates, the receiving of notices, the registration in the Register of Lost Share Certificates, the purchase or sale by the Company of the shares less than one unit and any other matters relating to shares shall be handled solely by the transfer agent.	Rights and the Register of Lost Share Certificates of the Company.	
Article 9. Shareholders and registered pledgees or their legal representatives shall be required to notify the Company of their names and permanent residences and submit their seal-impressions; provided, however, that a foreigner accustomed to use signature may file his signature instead of seal-impression. Those who are referred to in the preceding paragraph and are residing abroad shall be required to designate their provisional addresses or representatives in Japan and to notify the Company thereof. Any changes in the matters to be notified as provided for in the preceding two paragraphs shall	(Deleted.)	Delete, in order to simplify the provisions of the Articles of Incorporation. The current provisions will be included in the Regulations Relating to Shares.

be notified to the Company.		
Article 10. The denomination of share certificates, the registration of changes of shareholders, the electronically recorded entry in the Register of Beneficial Shareholders, the registration of pledge, the indication of trust property, the reissue of share certificates, the registration in the Register of Lost Share Certificates, the purchase or sale by the Company of shares less than one unit, the charges and any other matters relating to shares shall be governed by the Rules Relating to Shares prescribed by the Board of Directors, in addition to the Articles of Incorporation.	**Article 8.** Any matters relating to shares of the Company not provided for in the Articles of Incorporation shall be governed by the Regulations Relating to Shares prescribed by the Board of Directors.	Rearrange and simplify the provision. The Regulations Relating to Shares will be posted on the Company's website (http://www.nsc.co.jp) after the 82nd ordinary general meeting of shareholders.
CHAPTER III GENERAL MEETING OF SHAREHOLDERS	CHAPTER III GENERAL MEETING OF SHAREHOLDERS	
Article 11. The ordinary general meeting of shareholders of the Company shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as the need arises.	**Article 9.** (No change.)	
Article 12.	**Article 10.**	

Shareholders entitled to exercise the right at the ordinary general meeting of shareholders referred to in the preceding Article shall be those who are electronically recorded as having the voting rights in the latest Register of Shareholders of March 31 each year.	(No change in the English translation.)	
Article 13. The general meeting of shareholders shall be convened and presided over by the Chairman of the Board of Directors. In the case where the Chairman of the Board of Directors is unable to act as such, the President of the Company shall act in his or her place. In the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution by the Board of Directors.	**Article 11.** The general meeting of shareholders shall be convened and presided over by the President of the Company; provided, however, that in the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution by the Board of Directors.	Replace the Chairman with the President as the officer authorized to convene and preside over general meetings of shareholders.
Article 14. Resolution of the general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in the laws and regulations or the Articles of Incorporation.	**Article 12.** 1. (No change in the English translation.)	Amend the wording to conform to the Company Law (no change in the translation).

Resolution provided for in Article 343 of the Commercial Code shall require the presence of the shareholders holding in the aggregate one third or more of the votes of all of the shareholders and the affirmative vote of two thirds or more of the votes of the shareholders present.	2. Resolution provided for in Article 309, Paragraph 2 of the Company Law shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of two thirds or more of the votes of the shareholders present.	Amend the provision to conform to the Company Law.
Article 15. Shareholders or their legal representatives may exercise their rights to vote by appointing as proxy other shareholders of the Company having the voting right. (Newly established.)	**Article 13.** 1. Shareholders may exercise their rights to vote by appointing as proxy another shareholder of the Company who is entitled to exercise his or her voting rights. 2. Any shareholder holding two or more voting rights who does not intend to exercise his or her voting rights in a uniform manner shall notify the Company in writing of such intention and the reason therefor at least three (3) days prior to the general meeting of shareholders.	Provide that only one shareholder may exercise a voting right as proxy of another shareholder at a general meeting of shareholders. Add a new provision that a written notice is required, if a shareholder with more than one voting right who does not intend to exercise its voting rights in a uniform manner at a general meeting of shareholders.
(Newly established.)	**Article 14.** The Company may, in convening a general meeting of shareholders, provide its shareholders with information required to be included or indicated in the reference materials for the general	Add a new provision allowing the Company to provide its shareholders with information to be included or indicated in the reference materials and other documents distributed in connection with a general meeting of shareholders on the Internet.

	meeting of shareholders, the business report, the financial statements and consolidated financial statements by making such information available to shareholders electronically on the Internet in accordance with laws and regulations.	
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	
Article 16. The number of the Directors of the Company shall not be more than forty-eight (48).	**Article 15.** The Company shall have not more than fifteen (15) Directors and a Board of Directors.	Reduce the number of Directors. Expressly provide for a matter (the Company having a Board of Directors) that is deemed to have been included in the Articles of Incorporation pursuant to the Amendments Law.
Article 17. Resolution electing Directors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of all of the shareholders and the affirmative vote of a majority of the votes of the shareholders present. Cumulative voting shall not be adopted for the election of Directors.	**Article 16.** 1. Resolution of a general meeting of shareholders electing Directors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present. 2. (No change.)	Amend the provision to conform to the Company Law.

Article 18. The term of office of a Director shall expire upon the conclusion of the ordinary general meeting of shareholders pertaining to the last business period within two (2) years after the assumption of such Director. The term of office of a Director elected to increase the number or to fill a vacancy shall be equal to the remaining term of office of the other Directors in office.	**Article 17.** The term of office of a Director shall expire upon the conclusion of the next ordinary general meeting of shareholders convened following the assumption of office of such Director. (Deleted.)	Shorten the term of office of the Directors from two years to one year (until the conclusion of the next ordinary general meeting of shareholders convened following the assumption of office).
(Newly established.)	**Article 18.** Any compensation, bonuses or any other financial benefits (collectively, the "Compensation") payable to Directors by the Company in consideration for their performance of duties shall be determined by resolution of a general meeting of shareholders.	Move and renumber current Article 25 and amend to conform to the Company Law due to the reordering of the provisions.
(Newly established.)	**Article 19.** 1. The Board of Directors may, by resolution, appoint one (1) Chairman and one (1) President from among the Directors. 2. The Board of Directors may, by resolution,	Move and renumber current Article 22 due to the reordering of the provisions. Make amendments to the provisions relating to the Directors with executive power, including the removal of provisions relating to the Executive Vice Chairmen and the Senior Managing Directors.

	appoint Executive Vice Presidents and Managing Directors from among the Directors.	
Article 19. In convening a meeting of the Board of Directors, the notice to that effect shall be sent to each Director and each Corporate Auditor three (3) days in advance of the date of such meeting.	**Article 20.** In convening a meeting of the Board of Directors, the notice to that effect shall be sent to each Director and each Corporate Auditor at least three (3) days in advance of the date of such meeting.	Amend the provision to conform to the Company Law.
Article 20. The meeting of the Board of Directors shall be convened and presided over by the Chairman of the Board of Directors. In the case where the Chairman of the Board of Directors is unable to act as such, the President of the Company shall act in his or her place. In the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution of the Board of Directors.	**Article 21.** The meeting of the Board of Directors shall be convened and presided over by the President of the Company; provided, however, that in the case where the President of the Company is unable to act as such, one of the other Directors shall act in his or her place in accordance with a resolution of the Board of Directors.	Replace the Chairman with the President as the officer authorized to convene and preside over meetings of the Board of Directors.
(Newly established.)	**Article 22.** In the event that a Director makes a proposal for an agenda item to be resolved at the Board of	Add a new provision for resolutions without a meeting of the Board of Directors.

	Directors and all Directors who are entitled to vote with respect to such item give consent in writing or electronically to such proposal, the Board of Directors shall be deemed to have approved by resolution such proposal, unless one or more Corporate Auditors oppose such proposal.	
Article 21. The matters relating to the Board of Directors shall be governed by, in addition to the Articles of Incorporation, the Regulations of the Board of Directors prescribed by the Board of Directors.	(Deleted.)	Move and renumber as new Article 25 due to the reordering of the provisions.
Article 22. The Company shall have one (1) Chairman of the Board of Directors and one (1) President and, in case of necessity, may have one (1) or more Vice-Chairmen, Executive Vice-Presidents, Senior Managing Directors and Managing Directors, all of whom shall be elected from among the Directors by resolution of the Board of Directors.	(Deleted.)	Move and renumber as new Article 19 due to the reordering of the provisions.
Article 23. The Chairman of the Board of Directors and the President shall severally represent the	(Deleted.)	Delete, since the election of the Representative Directors is governed by the Company Law.

Company. In addition to the above representation, the Company may have one (1) or more Representative Directors by resolution of the Board of Directors.		

Article 24. The Chairman of the Board of Directors shall conduct the Company's business. The President shall carry out the Company's business. In case the Chairman of the Board of Directors is unable to act, the President shall perform his duties. In case the President is unable to act, an Executive Vice-President or one of the other Directors shall perform his duties in accordance with a resolution of the Board of Directors.	(Deleted.)	Delete, in order to simplify the provisions of the Articles of Incorporation.
Article 25. The remuneration and the retirement allowance of Directors shall be determined by resolution of the general meeting of shareholders.	(Deleted.)	Move and renumber as new Article 18 due to the reordering of the provisions.
Article 26. The Company may, by resolution of the Board of Directors, limit the liabilities of the Directors to the extent as provided in laws and regulations.	**Article 23.** (No change in the English translation.)	
Article 27. The Company may, where necessary, appoint	**Article 24.** The Company may, where necessary, appoint	

one (1) or more Senior Advisors.	Senior Advisors.	
(Newly established.)	**Article 25.** Any matters relating to the Board of Directors not provided for in the Articles of Incorporation shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.	Move and renumber current Article 21 due to the reordering of the provisions.
CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	
Article 28. The Company shall have not more than seven (7) Corporate Auditors.	**Article 26.** The Company shall have not more than seven (7) Corporate Auditors and a Board of Corporate Auditors.	Expressly provide for a matter (the Company having a Board of Corporate Auditors) that is deemed to have been included in the Articles of Incorporation pursuant to the Amendments Law.
Article 29. Resolution electing Corporate Auditors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of all the shareholders and the affirmative vote of a majority of the votes of the shareholders present.	**Article 27.** Resolution of a general meeting of shareholders electing Corporate Auditors shall require the presence of the shareholders holding in the aggregate one third or more of the votes of the shareholders who are entitled to exercise their voting rights and the affirmative vote of a majority of the votes of the shareholders present.	Amend the provision to conform to the Company Law.
Article 30. The term of office of a Corporate Auditor shall	**Article 28.** The term of office of a Corporate Auditor shall	Amend the provision to conform to the Company Law.

expire upon the conclusion of the ordinary general meeting of shareholders pertaining to the last financial period within four (4) years following the assumption of such Corporate Auditor.	expire upon the conclusion of the ordinary general meeting of shareholders pertaining to the last business year which ends within four (4) years following the assumption of office of such Corporate Auditor.	
The term of office of a Corporate Auditor appointed to fill the vacancy left by the Corporate Auditor who retired before the expiration of his term of office shall be until such time as the term of office of the retired Corporate Auditor was to expire.	(Deleted.)	Remove the provision for the term of office of a Corporate Auditor appointed to fill a vacancy to make all Corporate Auditors serve for four years.

Current	Proposed	Reason
(Newly established.)	**Article 29.** Any Compensation payable to Corporate Auditors by the Company shall be determined by resolution of a general meeting of shareholders.	Move and renumber current Article 35 due to the reordering of the provisions, and amend the provision to conform to the Company Law.
(Newly established.)	**Article 30.** The Board of Corporate Auditors may, by resolution, elect Senior Corporate Auditors from among the Corporate Auditors.	Move and renumber current Article 34.2 due to the reordering of the provisions. Require a resolution of the Board of the Corporate Auditors for the election of full-time Corporate Auditors, whereas the current Article 34 provides that the Corporate Auditors shall elect full-time Corporate Auditor(s) from among themselves.
Article 31. In convening a meeting of the Board of Corporate Auditors, the notice to that effect shall be sent to each Corporate Auditor three (3) days in advance of the date of such meeting.	**Article 31.** In convening a meeting of the Board of Corporate Auditors, the notice to that effect shall be sent to each Corporate Auditor at least three (3) days in advance of the date of such meeting.	
Article 32. The Chairman of the Board of Corporate Auditors shall be elected from among the Corporate Auditors by resolution of the Board of Corporate Auditors. The Board of Corporate Auditors shall be	(Deleted.)	Delete, in order to simplify the provisions of the Articles of Incorporation.

convened by the Chairman of the Board of Corporate Auditors; provided, however, that the Board of Corporate Auditors may be convened by other Corporate Auditors in accordance with the Articles of Incorporation and the Regulations of the Board of Corporate Auditors.		
Article 33. The matters relating to the Board of Corporate Auditors shall be governed by, in addition to the Articles of Incorporation, the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.	(Deleted.)	Move and renumber as new Article 33 due to the reordering of the provisions.
Article 34. The Corporate Auditors shall elect full-time Corporate Auditor(s) from among themselves. The Company shall, in case of necessity, have one (1) or more Senior Corporate Auditor(s), who shall be elected by and from among the Corporate Auditors.	(Deleted.)	Delete, since the election of full-time Corporate Auditors is governed by the Company Law. Move and renumber as new Article 30 due to the reordering of the provisions.
Article 35. The remuneration and the retirement allowance of Corporate Auditors shall be determined by	(Deleted.)	Move and renumber as new Article 29 due to the reordering of the provisions.

resolution of the general meeting of shareholders.		
Article 36. The Company may, by resolution of the Board of Directors, limit the liabilities of the Corporate Auditors to the extent as provided in laws and regulations. (Newly established.)	**Article 32.** 1. (No change in the English translation.) 2. The Company may, in accordance with laws and regulations, enter into an agreement with its outside Corporate Auditor which limits the liability of such outside Corporate Auditor to the greater of an amount determined in advance by the Company which shall not be less than twenty million yen (¥20,000,000) and the sum of the amounts set forth in Article 425, Paragraph 1 of the Company Law.	Add a new provision for liability limitation agreements between the Company and outside Corporate Auditors.
(Newly established.)	**Article 33.** Any matters relating to the Board of Corporate Auditors not provided for in the Articles of Incorporation shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors.	Move and renumber current Article 33 due to the reordering of the provisions.
(Newly established.)	CHAPTER VI	

	ACCOUNTING AUDITOR	
(Newly established.)	**Article 34.** The Company shall have an accounting auditor.	Expressly provide for a matter that is deemed to have been included in the Articles of Incorporation pursuant to the Amendments Law.
CHAPTER VI ACCOUNTING	CHAPTER VII ACCOUNTING AND OTHER MATTERS	Change the title of the chapter to conform to the Company Law.
Article 37. The business year of the Company shall be from April 1 each year to March 31 of the following year.	**Article 35.** (No change in the English translation.)	Amend the wording to conform to the Company Law (no change in the translation).
Article 38. The profit of the Company shall be disposed of upon approval of the general meeting of shareholders.	**Article 36.** The Company may, by resolution of the Board of Directors, decide such matters as listed in Article 459, Paragraph 1 of the Company Law, including, but not limited to, distribution of its surplus and acquisitions of its own shares.	Authorize the Board of Directors to distribute surplus and implement other measures by resolution. This amendment is not intended to preclude the general meeting of shareholders from resolving distribution of surplus etc. For reference purposes, the matters listed in Article 459, Paragraph 1 of the Company Law are as follows: (i) The matters related to acquisitions of the Company's own stock; (ii) The matters related to reduction of reserve for the purpose of reducing deficit; (iii) The matters related to disposition of loss, voluntary reserve and disposition of surplus; and (iv) The matters related to distribution of surplus.
Article 39.	**Article 37.**	Remove the provisions related to interim dividends

Dividends on shares shall be paid to shareholders or registered pledgees registered or recorded as such in the latest Register of Shareholders of March 31.	The Company may distribute its surplus to the shareholders or registered pledgees registered or recorded in the latest Register of Shareholders as of March 31, September 30 and such other date as determined by the Board of Directors.	(current Article 39.2) because of the establishment of new Article 36 pursuant to the Company Law, and rearrange the provisions related to the record dates for distribution of dividends. Make other amendments to conform to the Company Law.
The Company may, by resolution of the Board of Directors, distribute the money as provided for in Article 293-5 of the Commercial Code to shareholders or registered pledgees registered or recorded as such in the latest Register of Shareholders of September 30.	(Deleted.)	

Article 40. The Company shall be relieved of its liability to pay dividend or the money to be distributed pursuant to the second paragraph of the preceding Article upon expiration of three (3) years after the tender of such payment.	**Article 38.** The Company shall be relieved of its liability to pay the money to be distributed upon expiration of three (3) years after the tender of such payment.	Amend the provision to conform to the Company Law.
(Newly established.)	**SUPPLEMENTARY PROVISION** Notwithstanding the provision of Article 11, the general meeting of shareholders shall be presided by a chairperson pursuant to the related provisions of the Articles of Incorporation amended as of June 28, 2005 up to the conclusion of the eighty-second ordinary general meeting of shareholders. This Supplementary Provision shall be deleted upon the conclusion of the eighty-second ordinary general meeting of shareholders.	

Exercise of Voting Rights via the Internet

Those who are unable to attend the Annual Meeting of Shareholders can exercise their voting rights via the Internet.

Voting rights may be exercised via the Internet only by using the specified website (http://www.web54.net).

In order to exercise your voting rights on the website, please read and confirm the following before voting. Please note that the exercise of voting rights via the Internet will require "voting right exercise code" and "password" indicated in the Voting Rights Exercise Form.

• Treatment of votes

When voting rights are exercised more than once via the Internet, the last vote is treated as the vote of record.

• Treatment of password

1) The password is a means to confirm that the person exercising his or her voting rights is the shareholder in question. Shareholders are advised to keep the password confidential until the Annual Meeting of Shareholders is concluded. Inquiries about passwords may not be made by telephone or other means.

2) When incorrect passwords are entered more than a specified number of times, the password will be invalidated. In such cases, please follow the instructions on the display.

• Operating system requirements

The following system environment is required to exercise voting rights by the Internet.

1) Display resolution: 800 x 600 dots (SVGA) or more

2) Installed applications:

(1) Microsoft® Internet Explorer Ver. 5.01 SP 2 or newer

(2) Adobe® Acrobat® Reader™ Ver. 4.0 or newer, or Adobe® Reader® Ver. 6.0 or newer

3) Any access charges assessed by the Internet providers and communications charges assessed by communications companies in order to use the Internet shall be borne by the shareholders.

4) The website for exercising voting rights cannot be accessed by cellular phones.

Nippon Steel Corporation
81st Term Business Report
April 1, 2005 to March 31, 2006

Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071
Tel.: +81-3- 3242-4111
http://www.nsc.co.jp

Report of Operations
81st Term: From April 1, 2005 to March 31, 2006 (Fiscal 2005)

1. Review of Operations

(1) General Review
(Progress and results of business operations and tasks ahead)

The Japanese Economy and the Steel Industry

The Japanese economy in fiscal 2005 continued on path of steady recovery thanks to increasing exports, expanding equipment investment by private enterprise, and steady growth in personal consumption spurred by rising employment.

In the steel industry, because demand expanded for high-grade steel products, mainly for manufacturing industries such as automobiles and shipbuilding, the worldwide supply and demand situation for these products remained tight. On the other hand, the supply and demand situation for commodity-grade products showed a loosing trend due to expansion in Chinese production capacity and other factors. As a result, a bipolar trend in the overall steel market became more apparent.

National crude steel production in fiscal 2005 amounted to 112.71 million tons. Although there was a decrease in exports of commodity-grade steel products, this high level, which is almost the same as the previous year, was achieved reflecting robust demand for steel products from domestic users.

Management Policies

Given this operating environment, maximum managerial effort was made by Nippon Steel in conjunction with its group companies towards structuring a robust management foundation.

●Steelmaking and Steel Fabrication

In the steelmaking and steel fabrication sector, the operating environment was marked by soaring costs for raw materials. In the midst of this, strenuous efforts were made to absorb the rise in costs while, at the same time, adequately conducting production and shipping operations in a manner that would meet a clearly bipolar market trend for high-grade and commodity-grade steel products.

In the field of high-grade steel products, Nippon Steel strived to reinforce its integrated production capacity by eliminating bottlenecks in the production process. These efforts were designed to meet a robust demand for high-grade steel products while at the same time improving supply capabilities by making optimum use of the collective production capacity of Nippon Steel and its group companies and other allied companies. In equipment investments, Nippon Steel decided the installation of a hot-dip galvanizing line at the Hirohata Works, the relining of the No. 1 blast furnace and installation of a basic-oxygen furnace at the Nagoya Works, and the installation of No. 5 coke oven at the Oita Works. In addition, new hot-dip galvanizing lines at the Nagoya and Kimitsu Works are slated for startup in the first half of fiscal 2006 for the purpose of better meeting user needs for higher quality and at reinforcing the company's integrated production capacity. Meanwhile, in the field of commodity-grade steel products, based on the recognition that the company's first priority was to maintain and improve sales prices, Nippon Steel implemented production cutbacks, mainly of steel products for exports and steel sheets for the domestic market.

In the procurement of raw materials, efforts have been made to secure medium- and long-term stable supplies of raw materials including entering into agreements between Nippon Steel and major suppliers concerning long-term purchase contracts for iron ore.

In the field of R&D, emphasis has been placed on developing highly differentiated products and providing technical solutions that will meet customers' demands, in addition to strengthening international cost competitiveness and committing to environmental preservation and energy conservation.

With the aim of further improving its production capability and demonstrating its comprehensive capability, Nippon Steel has directed that company-wide efforts be made to promote a wide range of measures conducive to efficient equipment maintenance, the recruitment and nurturing of human resources, the energizing of production floors, and the reliable transfer of technical skills.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Tie-up relations between Nippon Steel, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd. have yielded considerable mutual benefits? the joint use of iron- and steelmaking facilities at Sumitomo Metals, the supply of hot-rolled coils to Sumitomo Metals, the technical exchange in the field of ironmaking, and the promotion of rationalizing measures among their group companies including their integrations and restructuring. For the purpose of securing promotion and enhancement of these tie-up measures, these three companies have additionally purchased each other's shares. In order to enjoy growing benefits from tie-up relations, and further to improve the corporate value and to secure the common interests of shareholders, they have signed a Memorandum of Understanding that ensures a process by which the three companies will cooperatively study the impact on their strategic alliance and the possibility of countermeasures in the event that an unsolicited takeover offer is made for one of the three.

Nippon Steel and Sanyo Special Steel Co., Ltd. have begun a study of ways to establish tie-up relations that will improve each other's competitiveness and have agreed to implement a cross purchase of each other's shares. In this regard, Nippon Steel intends to acquire up to 15% of Sanyo Special Steel's voting shares (the level required to make Sanyo Special Steel an affiliate of Nippon Steel accounted for by the equity method).

In Nippon Steel's alliance with POSCO of Korea, notable results have been produced in R&D, technical exchanges, raw materials procurement, and many other areas. After the initial five-year term of their strategic alliance agreement, both companies have agreed to extend the term of the agreement for another five years. The alliance between Nippon Steel and Arcelor of Europe has yielded a steady stream of positive results thanks to joint R&D programs centering on automotive steel sheets. Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd. (a joint venture established in China by Baoshan Iron & Steel Co., Ltd. of China, Arcelor, and Nippon Steel to manufacture and sell automotive steel sheets) has started commercial operations and is expanding production as scheduled.

By means of the selection and concentration of businesses, Nippon Steel has continued to further strengthen its consolidated management and more effectively utilize the management resources of all group companies. In December 2005, two consolidated subsidiaries, Nippon Steel Logistics Co., Ltd. and Seitetsu Unyu Co., Ltd., became wholly-owned subsidiaries of Nippon Steel through *kabushiki kokan* (share-for-share exchange). The operations of these two subsidiaries are being integrated and reorganized to further strengthen competitiveness in the field of logistics.

An agreement was made between Nippon Steel and Sumitomo Metals to jointly operate a business conducted by their respective subsidiaries to manufacture and sell cast rolls for steel rolling (the new company, Nippon Steel & Sumikin Rolls Corporation was established in April 2006), and a study has been initiated regarding the integration of business operations that handle structural steel sheets and road and civil engineering products. Further, Chukyo Seisen Co., Ltd., a subsidiary of Nippon Steel, and K.K. Chitac, a subsidiary of Marubeni-Itochu Steel Inc., integrated their wire drawing businesses through a merger of both companies (the new company, Nippon Steel Tokai Steel Wire Co., Ltd., was inaugurated in June 2006).

●Engineering and Construction

In the engineering and construction sector, demand is following an upward trend towards recovery in those markets where Nippon Steel demonstrates competitiveness. In this environment, the amount of orders received by the company was a record high level and, at the same time, the company is directing operating efforts towards improved profitability through cost cutting. In the domestic market, stepped-up efforts are being made to promote customer-based solution projects that anticipate changes in both market and customer needs, including the marketing of waste treatment facilities by means of private fund initiative (PFI) approach and the construction of iron- and steelmaking plants and logistics facilities that show robust demand.

Overseas, the company is making sustained efforts to win energy development-related projects in Southeast Asia and to step up the marketing of iron- and steelmaking plants in China by capitalizing on a local subsidiary involved in the steel-plant business.

●Urban Development

In the urban development sector, Top REIT Asset Management Co., Ltd., established jointly by Nippon Steel City Produce, Inc., Oji Real Estate Co., Ltd., and The Sumitomo Trust & Banking Co., Ltd., was listed on the Tokyo Stock Exchange in March 2006 as an asset management company that promotes real estate investment trusts (J-REIT). Nippon Steel City Produce, Inc., a wholly-owned subsidiary of Nippon Steel, is promoting the "asset value restoration business." This effort includes development projects that utilize idle company-owned land, such as the Yawata-Higashida comprehensive development project in Kitakyushu and the Otsu area development project in Himeji, the redevelopment of underutilized urban areas, and the sale of condominiums.

●Chemicals and Nonferrous Materials

Chemicals operations are spearheaded by Nippon Steel Chemical Co., Ltd. (a wholly-owned Nippon Steel subsidiary) and its group companies. While sales prices in the field of coal chemicals have improved, profits registered a slight decrease from fiscal-2004 levels because of sustained high prices for crude oil, naphtha, and other raw materials, and loosing market for products in the field of chemicals operations. In order to improve profitability, while Nippon Steel Chemical and its group companies are further promoting the selection and concentration of businesses by re-examining operating structures, such as the demolition of phenol production equipment, the concentration of phthalic acid production bases, and a withdrawal from paint operations, Nippon Steel Chemical is starting the commercial operation of new plants to produce adhesive-free copper-clad laminated sheets for flexible circuit boards (ESPANEX).

In new materials operations, supported by robust demand in the IT-related industries, a major market for the company's new material business, steady operating results have been attained in the field of metal foils for hard-disc drive suspensions, bonding wire for semiconductor packaging, microballs, spherical filler powders (sealing materials) and other semiconductor-related materials, and in the field of fine ceramics for semiconductor manufacturing equipment as well. Under such business environment, the production capacity in the field of metal foils will be increased through installment of a new manufacturing line with a view to increasing the business. In January 2006, Nippon Steel and Japan Industrial Partners, Inc. agreed that Japan Industrial Partners, Inc. acquire the controlling shareholding in Yutaka Electric Mfg. Co., Ltd., a Nippon Steel's subsidiary that manufactures and sells power supply equipment for electronic devices.

At a time of growing demand for titanium in aircraft applications and other industrial uses, the titanium business has remained quite firm—buttressed mainly by the sale of rolled products to China and the Middle East where they are used in various types of plants and in heat exchangers. Additionally, aggressive efforts continue unabated to develop new applications, such as automobile components and consumer products.

●System Solutions

In the system solutions sector, while the operating environment continues to be marked by strict customer scrutiny of IT investments, operations remained steady, reflecting favorable operating results of enterprises. NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, has inaugurated NSSLC Service Co., Ltd., a new company that supplies high-quality operating and maintenance services. In this manner, NS Solutions is striving to strengthen its offerings of system life-cycle total solutions? solutions that encompass integrated services ranging from system planning and structuring to system operation and maintenance.

●Other Businesses: Electric Power Supply, Services and Others

Nippon Steel supplies wholesale electricity to electric power companies from its Yawata, Muroran, Kamaishi, Hirohata, and Oita Works. In July 2005, in conformity with the Civil Rehabilitation Law, Nippon Steel transferred to Kamori Kanko Co., Ltd. the entire business of Space World, Inc., a consolidated Nippon Steel subsidiary that operates space-oriented training facilities, exhibition booths, and amusement facilities.

Sales and Revenues

While raw material prices and freight costs soared in the steelmaking and steel fabrication sector, improvements in the sales prices of steel products in both domestic and overseas markets, supported by flourishing demand in both domestic and overseas markets, led to improved operating results. Consolidated sales in fiscal 2005 came to ¥3,906.3 billion, or a gain of ¥516.9 billion over the previous year. Consolidated operating profits were ¥576.3 billion, or a gain of ¥146.3 billion over the previous year; and consolidated ordinary profits were ¥547.4 billion, or a gain of ¥175.9 billion over the previous year. Consolidated net income was ¥343.9 billion, or a gain of ¥123.3 billion over the previous year.

An overview of the consolidated sales of each business sector in fiscal 2005 follows:

(Billions of yen)

Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Elimination of intersegment transactions	Consolidated total
3,057.5	336.1	104.0	373.0	148.3	69.0	(181.9)	3,906.3

As for non-consolidated operations, sales for fiscal 2005 advanced to ¥2,591.3 billion, or an increase of ¥443.5 billion over the previous year; operating profits rose to ¥433.9 billion, or an increase of ¥130.0 billion over the previous year; and ordinary profits rose to ¥388.7 billion, or an increase of ¥140.9 billion over the previous year. Net income came to ¥244.0 billion, or an increase of ¥ 98.2 billion over the previous year.

Cash Flows

Of the ¥392.9 billion in total income produced by operating activities in fiscal 2005, ¥226.8 billion were expended in investment activities and ¥166.1 billion remained as free cash flows. The latter were appropriated as a financial resource mainly for repaying loans and redeeming convertible bonds and other bonds and notes. Nippon Steel has made every effort to reduce interest-bearing debts and to further improve its financial structure on a sustained basis. As a result, the consolidated balance of interest-bearing debts outstanding at the end of fiscal 2005 was reduced by ¥58.4 billion to ¥1,223.8 billion, and the ratio of interest-bearing debts to shareholders' equity (debt/equity ratio) improved by 0.35 to 0.73.

Acquisition of Treasury Stocks

At the Board of Directors' meeting held on February 14, 2006, Nippon Steel resolved to acquire a maximum of 120 million shares of treasury stocks at a cost of ¥50 billion in conformance with provisions of the Japanese Commercial Code (Article 211-3, Item 1-2). Based on this resolution, the company has acquired 113,277,000 treasury stocks at a cost of ¥49,995,771,000.

Dividends and Directors' Bonuses

Nippon Steel has implemented a policy to distribute profits consistent with the consolidated operating results of each fiscal year, taking into account capital investment requirements aimed at raising corporate value, forecasts of future operating results and other relevant factors, and at the same time further strengthening the company's financial structure. Meanwhile, the company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the company's first priority for the time being is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20-30%), which is slightly lower than the above-indicated level. Based on the above profit distribution policy, Nippon Steel intends to pay a term-end dividend of ¥9 per share (consolidated payout ratio: 17.4%; non-consolidated payout ratio: 24.5%) for fiscal 2005, an increase of ¥4 per share over the previous year.

After careful deliberation, Nippon Steel decided to propose the payment of bonuses to its directors and corporate auditors at its annual meeting of shareholders.

Tasks Ahead

The world economy has been maintaining its growth as a whole, while it is necessary to closely watch the effect that fluctuations in crude oil prices have on the world economy. The recovery of the Japanese economy is expected to continue with the support of expanding domestic demand in the private sector.

In the steelmaking and steel fabrication sector, demand for high-grade steel products in both domestic and overseas markets will continue to flourish. While it is necessary to continue to regard the effect of surplus capacity and production of commodity-grade steel products in China on the East Asian market, the commodity-grade steel market is now beginning to show some improvements.

Given such an operating environment, in the field of high-grade steel products, Nippon Steel and its group companies will continue to constantly improve product quality and production capacity through such measure as new capital outlays in response to buoyancy in demand. Meanwhile, for commodity-grade steel products, Nippon Steel remains determined to fine-tune production and shipping to accommodate emerging fluctuations in the demand environment.

In operating sectors other than steelmaking and steel fabrication, every possible effort will be made to enhance operating performance by reforming the company's consolidated management system in a manner that will best utilize the strengths peculiar to each business sector.

Nippon Steel aims to achieve the following operating performance for fiscal 2006 (April 1, 2006 to March 31, 2007).

●Consolidated Operating Performance

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2006	4,000	475	460	280
1st half of fiscal 2006	1,900	225	220	135

●Non-Consolidated Operating Performance

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2006	2,450	370	340	215
1st half of fiscal 2006	1,220	180	170	110

Medium-Term Consolidated Business Plan

Nippon Steel and its group companies formulated in December 2005 a new Medium-Term Consolidated Business Plan to be implemented during fiscal 2006-2008 (April 1, 2006-March 31, 2009).

As the targeted fiscal-2008 completion of the plan approaches, the competitiveness of each business sector within Nippon Steel and its group companies will be redressed, with an eye towards profit growth, by enhancing technological edges, and by improving and reinforcing the consolidated management system.

Specifically, consolidated ordinary profits of more than ¥500 billion are targeted for fiscal 2008 (cf. the consolidated ordinary profits based on the operating performance during the 2nd half of fiscal 2005 projected at the time of formulating the plan disregarding extraordinary factors were ¥440 billion). At the same time, stepped-up improvements to the financial structure are targeted, as demonstrated by a reduction of the debt/equity (D/E) ratio (interest-bearing debt/shareholders' equity) to 0.5 or less by reducing interest-bearing debt to less than ¥1,000 billion. Meanwhile, approximately ¥850 billion, 75% of after-tax cash flow from operating activities, will be appropriated for capital and fiscal investments. Higher profits will be pursued through a steady commitment to these efforts.

Nippon Steel maintains a policy of rewarding its shareholders with dividends that reflect the operating results of the corresponding fiscal period (consolidated payout ratio of approximately 15~20%; non-consolidated payout ratio of approximately 20~30%), as previously revealed by the company.

In the steelmaking sector, Nippon Steel will continue to enhance its technological edges. With this as a key theme, Nippon Steel will strive to strengthen its manufacturing capabilities in order to become a leading, all-encompassing steel supplier whose core concern is high-grade steel products. By enhancing customer support in order to steadily capture product demand mainly in the area of high-grade steels, Nippon Steel will reinforce and improve its technological and manufacturing capabilities and will carry out a concentrated rejuvenation of basic equipment and infrastructure production equipment—thereby strengthening and redressing its operating bases. In addition, existing alliances with domestic and overseas steelmakers will be further enhanced.

In business sectors other than steelmaking, emphasis will be placed on higher profitability, a stronger financial structure and a firmer presence in the market through the development of new products and services by enhancing technological edges, the promotion of solutions-oriented business operations and other means.

Further, in order to improve and reinforce its consolidated management system, Nippon Steel will spin-off two business sectors, engineering and construction, and new materials, as separate and independent companies on July 1, 2006. This restructuring will bring six business sectors with steelmaking as a key operating sector under the control of Nippon Steel as a holding company, which assumes charge of steelmaking and steel fabrication. While sharing common brand values and group strategies, these business sectors will conduct parallel yet independent business operations to pursue higher earnings. In addition, in order to maximize synergies within Nippon Steel and its group companies, efforts will be made to maintain and strengthen alliances between these business sectors with the eventual aim of acquiring profit growth within the group as a whole.


Nippon Steel Corporation
Top management
Consolidated corporate function
Research and development
Steelmaking
Nippon Steel Engineering Co., Ltd.
Nippon Steel City Produce, Inc.
Nippon Steel Chemical Co., Ltd.
Nippon Steel Materials Co., Ltd.
NS Solutions Corporation
[Business sector]
[Steelmaking]
[Engineering and construction]
[Urban development]
[Chemicals]
[New materials]
[System solutions]

In light of such restructuring in the business promotion system, it is the aim of Nippon Steel to exercise managerial decision-making and proper supervision that are fast, flexible, and responsive to future changes in the business environment. To facilitate this, Nippon Steel has submitted a proposal to the annual shareholders' meeting to downsize the Board of Directors, specifically by decreasing the number of directors. Concurrently, in order to be thoroughgoing in its business operations and to clarify the responsibilities within the company, Nippon Steel has also decided to introduce an executive management system as of the date of the 82nd Annual Meeting of Shareholders.

Nippon Steel and its group companies are determined to restructure the competitiveness of each business sector by efficiently promoting the management measures mentioned above. The group will simultaneously contribute to the establishment of a resource recycling-oriented society through stronger zero-emission operations and the development of environmentally friendly products and will stand firm in its commitment to global warming issues by conserving energy and reducing CO_2 emissions. In addition, the group will make thoroughgoing efforts to comply with the law. To these ends, Nippon Steel and its group companies aim to be the companies worthy of greater trust from both the marketplace and society.

Meanwhile, Nippon Steel deeply regrets the indictment and cease-and-desist recommendations against it in accordance with the Japanese Antimonopoly Act over steel bridge projects. In order to prevent the recurrence of similar incidents, Nippon Steel has renewed its resolve to ensure legal compliance in everyday operations, intensive employee education and training, and strengthening of its internal audits.

Resolution on a System to Secure Operational Fairness

In order to be fully compliant with related laws and regulations and to secure the reliability of financial statements and the effectiveness and efficiency of operations, Nippon Steel has decided a basic policy concerning its internal governance system, to improve its internal governance framework and adequately implement it, while also committing itself to continual improvement in search of enhanced corporate governance.

Decision about the Adoption of Takeover Defense Measures

Nippon Steel decided at a meeting of the Board of Directors held on March 29, 2006, to adopt the "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures)," which sets forth a clear path that bidders may follow when commencing a takeover proposal. The measures designated in the "Fair Rules" are designed to enable the shareholders of Nippon Steel to make an informed judgment (based on sufficient information coupled with sufficient time to consider the proposal) as to whether to accept a takeover proposal. The measures are also aimed to prevent excessive stock accumulation on a scale large enough to be detrimental to either corporate value or the common interests of the shareholders. The measures require that a bidder provide the Board of Directors of Nippon Steel with sufficient information and with a reasonable period to consider the takeover proposal and to pursue alternatives.

If a bidder ("Bidder") proposes to acquire 15% or more of the company's voting shares and the Fair Rules' requirements (for sufficient information and reasonable time to consider a proposal) are fulfilled by that proposal, the mechanism set forth by the Fair Rules provides that the registered shareholders of Nippon Steel at that point in time shall have the opportunity to directly determine whether the issuance of stock acquisition rights as a countermeasure should be implemented. Stock acquisition rights shall be issued upon the resolution of the Board only if: (i) the Bidder has not followed the procedures set forth in the Fair Rules, (ii) the Board has determined, following consultation with, and/or receipt of advice from, its outside counsel and an investment banking firm, both of international reputation, that the Bidder fits within one of the four categories that are considered harmful to corporate value by the Japanese courts concerning takeover defenses, and the Bidder's proposal would cause an apparent damage to the common interests of the shareholders, or (iii) the shareholders have approved the issuance of the rights.

Nippon Steel has already announced the Fair Rules in a notification dated March 29, 2006, entitled the "Adoption of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures) and Shelf Registration of Stock Acquisition Rights."

Nippon Steel and its group companies intend to steadfastly and successfully carry out the Medium-Term Business Plan in order to improve corporate values and to secure a firmer presence in the world steel industry.

Nippon Steel wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

(2) Plant and Equipment Investments

(omitted)

(3) Capital Procurement

(omitted)

(4) Change in Production, Financial Performance and Assets

(omitted)

(5) Change in Production, Financial Performance, Assets and Dividends of Nippon Steel (Non-consolidated Basis)

(omitted)

2. Outline of Nippon Steel

(1) Major Business Operations

(omitted)

(2) Major Plants, Research Institutes, Domestic Sales Offices and Overseas Offices

(omitted)

(3) Overview on Shares

(omitted)

(4) Stock Acquisition Rights

(omitted)

(5) Major Lenders

(omitted)

(6) Members of the Board and Corporate Auditors

(omitted)

(7) Employee Data

(omitted)

(8) Consolidated Companies

(omitted)

(9) Remunerations for Accounting Auditors, etc.

(omitted)

(10) System to Secure Operational Fairness

(omitted)

CONSOLIDATED BALANCE SHEET (attached below)

CONSOLIDATED STATEMENT OF INCOME (attached below)
Consolidated Statement of Shareholders' Equity
Consolidated Statement of Cash Flows
Consolidated Segment Information

REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS (omitted)

REPORT OF BOARD OF CORPORATE AUDITORS ON CONSOLIDATED FINANCIAL STATEMENTS (omitted)

NON-CONSOLIDATED BALANCE SHEET (attached below)

NON-CONSOLIDATED STATEMENT OF INCOME (attached below)

PROPOSED APPROPROATION OF PROFIT (attached below)

REPORT OF ACCOUNTING AUDITOR ON NON-CONSOLIDATED FINANCIAL STATEMENTS (omitted)

REPORT OF BOARD OF CORPORATE AUDITORS ON PERFORMANCE OF DUTIES BY DIRECTORS, NON-CONSOLIDATED FINANCIAL STATEMENTS AND OTHER ISSUES
(omitted)

<Shareholder Reference Information> (omitted)

<Nippon Steel Group's Guiding Principles> (attached below)

Financial Results for Fiscal 2005

(April 1, 2005 to March 31, 2006)

Nippon Steel Corporation

April 28, 2006

Financial Statements

Consolidated Financial Statements :

Non-Consolidated Financial Statements :

Consolidated Balance Sheets

NIPPON STEEL

As of March 31, 2006 and 2005

	Millions of yen	
ASSETS	2006	2005
Current assets :		
Cash and bank deposits	159,923	127,629
Notes and accounts receivable-trade	537,014	414,524
Marketable securities	252	1,011
Inventories	644,859	565,915
Deferred tax assets	78,604	57,968
Other	98,070	95,859
Less: Allowance for doubtful accounts	(14,116)	(5,696)
Total current assets	1,504,608	1,257,212
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	434,437	450,097
Machinery and equipment	827,081	834,956
Land	320,269	328,295
Construction in progress	72,601	60,983
	1,654,390	1,674,333
Intangible fixed assets :		
Patents and utility rights	18,006	4,420
Software	955	2,817
Excess of cost over the underlying net equity of investments in subsidiaries	-	2,790
	18,961	10,027
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	1,196,837	748,403
Deferred tax assets	43,714	50,803
Other	131,607	142,165
Less: Allowance for doubtful accounts	(7,353)	(10,834)
	1,364,806	930,537
Total fixed assets	3,038,158	2,614,898
Total assets	4,542,766	3,872,110

LIABILITIES	2006	Millions of yen 2005
Current liabilities :		
Notes and accounts payable - trade	**394,105**	384,345
Short-term loans and long-term loans due within one year	**398,996**	381,648
Commercial paper	**150,000**	70,000
Bonds due within one year	**50**	10,000
Accrued expenses	**290,556**	253,623
Reserve for losses on engineering work in progress	**721**	-
Provision for environmental spending	**11,941**	-
Other	**375,000**	355,160
Total current liabilities	**1,621,372**	1,454,777
Long-term liabilities :		
Bonds and notes	**281,688**	281,450
Long-term loans	**392,998**	539,039
Deferred tax liabilities	**246,578**	99,766
Accrued pension and severance costs	**122,265**	122,398
Allowance for retirement benefits directors and corporate auditors	**6,597**	6,277
Reserve for repairs to blast furnaces	**50,921**	50,021
Excess of the underlying net equity over cost of investments in subsidiaries	**526**	-
Other	**37,813**	38,454
Total long-term liabilities	**1,139,388**	1,137,407
Total liabilities	**2,760,760**	2,592,185
Minority interest in consolidated subsidiaries	**104,117**	91,515
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Additional paid-in capital	**111,671**	109,848
Retained earnings	**818,572**	508,393
Unrealized gains on revaluation of land	**9,980**	11,943
Unrealized gains on available-for-sale securities	**389,209**	170,322
Foreign currency translation adjustments	**(10,868)**	(19,794)
Less: Treasury stock, at cost	**(60,200)**	(11,829)
Total shareholders' equity	**1,677,889**	1,188,409
Total liabilities and shareholders' equity	**4,542,766**	3,872,110

Consolidated Statements of Income

NIPPON STEEL

Years ended March 31, 2006 and 2005

	Millions of yen	
	2006	2005
Operating revenues :		
Net sales	3,906,301	3,389,356
Operating costs and expenses :		
Cost of sales	3,063,154	2,693,603
Selling, general and administrative expenses	266,828	265,805
	3,329,982	2,959,408
Operating profit	576,319	429,948
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	14,512	9,336
Equity in net income of unconsolidated subsidiaries and affiliates	28,227	22,931
Miscellaneous	25,945	13,942
	68,685	46,210
Non-operating loss :		
Interest expenses	15,787	20,278
Miscellaneous	81,817	84,432
	97,604	104,711
Ordinary profit	547,400	371,446
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	14,881	4,294
Gain on sales of investments in securities and investments in subsidiaries and affiliates	3,325	5,030
	18,207	9,324
Special loss :		
Amortization of transition obligation in respect of the new accounting standard for retirement benefits	-	4,295
Loss on accidents at works	-	3,066
Loss on restructuring of subsidiary's business structures	-	3,923
	-	11,285
Income before income taxes and minority interest	565,607	369,485
Income taxes - current	223,254	155,082
Income taxes - deferred	(17,061)	(17,869)
Minority interest in net income (loss) of consolidated subsidiaries	15,510	11,671
Net income	343,903	220,601

Consolidated Statements of Shareholders' Equity

NIPPON STEEL

Years ended March 31, 2006 and 2005

	Millions of yen		
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2004	**419,524**	**105,850**	**298,734**
Net income for the year ended March 31, 2005	-	-	220,601
Decrease due to the change in the number of consolidated companies	-	-	(870)
Cash dividends	-	-	(10,141)
Directors' and corporate auditors' bonuses	-	-	(37)
Increase due to reversal of unrealized gains on revaluation of land	-	-	107
Increase due to disposal of treasury stock	-	3,998	-
Balance at March 31, 2005	**419,524**	**109,848**	**508,393**
Net income for the year ended March 31, 2006	-	-	343,903
Increase due to the change in the number of consolidated companies	-	-	301
Cash dividends	-	-	(33,752)
Directors' and corporate auditors' bonuses	-	-	(45)
Decrease due to reversal of unrealized gains on revaluation of land	-	-	(227)
Increase due to disposal of treasury stock	-	1,823	-
Balance at March 31, 2006	**419,524**	**111,671**	**818,572**

Consolidated Statements of Cash-Flows

NIPPON STEEL

Years ended March 31, 2006 and 2005

	Millions of yen	
	2006	2005
Cash flows from operating activities :		
Income before income taxes and minority interest	565,607	369,485
Adjustments to reconcile net income to net cash provided		
by operating activities :		
Depreciation and amortization	183,365	180,571
Interest and dividend income (accrual basis)	(14,512)	(9,609)
Interest expense (accrual basis)	15,787	20,244
Exchange losses (gains) on foreign currency transactions	(4,504)	(1,006)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	913	2,512
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	(28,227)	(22,931)
Loss (gain) on sales of investments in securities	(3,335)	(5,004)
new accounting standard for retirement benefits	-	4,295
Loss on restrucuring of subsidiary's business structures	-	4,143
Loss on disposal of tangible and intangible fixed assets	9,866	17,524
Gain on sales of tangible and intangible fixed assets	(13,998)	(3,769)
Changes in allowance for doubtful accounts	5,302	6,129
Changes in notes and accounts receivable-trade	(131,251)	9,181
Changes in inventories	(79,617)	(38,722)
Changes in notes and accounts payable-trade	15,650	38,436
Other	82,505	49,501
Interest and dividend income (cash basis)	17,804	10,868
Interest expense (cash basis)	(16,596)	(21,696)
Income taxes (cash basis)	(211,760)	(70,708)
Net cash provided by operating activities	392,996	539,445
Cash flows from investing activities :		
Acquisition of investments in securities	(47,106)	(29,559)
Proceeds from sales of investments in securities	9,709	20,622
Acquisition of tangible and intangible fixed assets	(201,462)	(189,260)
Proceeds from sales of tangible and intangible fixed assets	12,875	12,699
Other	(909)	10,502
Net cash used in investing activities	(226,894)	(174,995)
Cash flows from financing activities :		
Net increase (decrease) in short-term loans	10,241	(114,972)
Net increase (decrease) in commercial paper	80,000	39,000
Proceeds from long-term loans	60,612	74,409
Payments of long-term loans	(190,088)	(87,119)
Proceeds from issuance of bonds and notes	-	34,836
Redemption of bonds and notes	(10,000)	(238,729)
Payments for purchase of treasury stock	(50,166)	(16,213)
Cash dividends	(33,752)	(10,141)
Other	(2,956)	(2,472)
Net cash used in financing activities	(136,110)	(321,402)
Effect of exchange rate changes on cash and cash equivalents	3,845	1,032
Net increase (decrease) in cash and cash equivalents	33,837	44,079
Cash and cash equivalents at beginning of the year	124,511	80,393
Increase (decrease) from the change in the number of companies consolidated	(1,634)	38
Cash and cash equivalents at the end of period (year)	156,713	124,511

Consolidated Segment Information

NIPPON STEEL

Years ended March 31, 2006 and 2005

	2006	2005
		Millions of yen
Sales		
Steelmaking and steel fabrication		
Customers	3,025,896	2,592,476
Intersegment	31,614	28,256
Total Sales	3,057,510	2,620,732
Engineering and construction		
Customers	297,791	239,369
Intersegment	38,387	40,496
Total Sales	336,179	279,866
Urban development		
Customers	98,149	83,669
Intersegment	5,895	5,606
Total Sales	104,045	89,275
Chemicals and nonferrous materials		
Customers	298,309	282,399
Intersegment	74,763	48,768
Total Sales	373,072	331,168
System solutions		
Customers	122,049	121,641
Intersegment	26,290	24,889
Total Sales	148,339	146,531
Other businesses		
Customers	64,105	69,800
Intersegment	4,952	6,444
Total Sales	69,057	76,244
Elimination of intersegment transactions	(181,903)	(154,463)
Consolidated total	3,906,301	3,389,356
Operating profit (loss)		
Steelmaking and steel fabrication	513,977	376,926
Engineering and construction	9,517	6,696
Urban development	14,155	8,503
Chemicals and nonferrous materials	27,037	26,374
System solutions	11,806	11,384
Other businesses	(1,185)	384
Elimination of intersegment transactions	1,010	(321)
Consolidated total	576,319	429,948

Non-Consolidated Balance Sheets

Nippon Steel Corporation

As of March 31, 2006 and 2005

	Millions of yen	
ASSETS	2006	2005
Current assets :		
Cash and bank deposits	90,655	73,150
Notes and accounts receivable-trade	295,340	177,085
Inventories	404,922	349,481
Deferred tax assets	50,500	31,700
Other	114,551	102,329
Less: Allowance for doubtful accounts	(16,626)	(5,742)
Total current assets	939,344	728,005
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	267,968	274,254
Machinery and equipment	616,596	609,224
Land	195,486	201,940
Construction in progress	64,839	52,092
	1,144,891	1,137,512
Intangible fixed assets :		
Patents and utility rights	998	1,214
Software	304	279
Intangible fixed assets :	1,303	1,494
Investments and others :		
Investments in securities	1,264,763	844,426
Other	100,377	110,748
Less: Allowance for doubtful accounts	(4,121)	(2,196)
	1,361,019	952,978
Total fixed assets	2,507,214	2,091,985
Total assets	3,446,558	2,819,991

LIABILITIES	2006	2005
		Millions of yen
Current liabilities :		
Notes and accounts payable - trade	**198,870**	183,403
Short-term loans and long-term loans due within one year	**263,264**	155,279
Commercial paper	**150,000**	70,000
Bonds due within one year	**-**	10,000
Accrued expenses	**286,404**	252,401
Reserve for losses on engineering work in progress	**286**	-
Provision for environmental spending	**11,638**	-
Other	**232,781**	207,848
Total current liabilities	**1,143,245**	878,934
Long-term liabilities :		
Bonds and notes	**265,000**	265,000
Long-term loans	**281,851**	409,090
Deferred tax liabilities	**237,300**	85,400
Accrued pension and severance costs	**65,197**	62,985
Allowance for retirement benefits directors and corporate auditors	**2,780**	3,022
Reserve for repairs to blast furnaces	**49,011**	48,398
Provision for loss on guarantees	**-**	40,792
Other	**10,185**	7,182
Total long-term liabilities	**911,326**	921,870
Total liabilities	**2,054,572**	1,800,805
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Capital surplus	**111,556**	109,811
Retained earnings :		
Special tax-purpose reserve	**86,953**	90,268
Voluntary reserves	**160,000**	75,000
Unappropriated retained earnings	**308,288**	179,691
	555,241	344,960
Unrealized gains on available-for-sale securities	**364,252**	155,471
Less: Treasury stock, at cost	**(58,589)**	(10,583)
Total shareholders' equity	**1,391,985**	1,019,186
Total liabilities and shareholders' equity	**3,446,558**	2,819,991

Non-Consolidated Statements of Income

Nippon Steel Corporation

Years ended March 31, 2006 and 2005

		Millions of yen
	2006	2005
Operating revenues :		
Net sales	**2,591,388**	2,147,863
Operating costs and expenses :		
Cost of sales	**1,971,069**	1,671,098
Selling, general and administrative expenses	**186,386**	172,877
	2,157,455	1,843,976
Operating profit	**433,933**	303,886
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**17,722**	10,812
Miscellaneous	**16,756**	8,495
	34,479	19,307
Non-operating loss :		
Interest expenses	**11,497**	14,739
Miscellaneous	**68,174**	60,628
	79,671	75,368
Ordinary profit	**388,740**	247,826
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**10,295**	2,494
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**2,997**	2,670
	13,293	5,164
Special loss :		
Loss on accidents at works	**-**	3,066
	-	3,066
Income before income taxes	**402,034**	249,924
Income taxes - current	**166,600**	114,300
Income taxes - deferred	**(8,600)**	(10,200)
Net income	**244,034**	145,824

Proposed Appropriation of Profit

	(Yen)
Unappropriated income (loss) for the term:	**308,288,366,395**
Transfer from reserve for accelerated depreciation:	395,813,898
Transfer from reserve for fixed assets reduction:	11,888,403,605
Transfer from reserve for Special Reserve:	160,000,000,000
Total:	480,572,583,898

Appropriation of profit is proposed as follows:

Dividends (¥9.0 per share):	59,834,776,644
Reserve for accelerated depreciation:	1,558,772,199
Reserve for fixed-asset reduction:	4,954,678,677
Reserve for repair for blast furnace:	1,256,981,657

Unappropriated retained earnings to be carried forward to the next term:

412,967,374,721



Financial Results for Fiscal 2005

(April 1, 2005 to March 31, 2006)

Nippon Steel Corporation

April 28, 2006

1. Management Policies

(1) Medium-Term Consolidated Business Plan

Nippon Steel and its group companies have formulated a new Medium-Term Consolidated Business Plan to be implemented during fiscal 2006-2008 (April 1, 2006-March 31, 2009). Its outline is as follows:

1) Profit Growth by Enhancing Technological Edges

—Operating policies in the steelmaking sector

With enhancement of its technological edges as a key theme, the sector will strive to strengthen its manufacturing capabilities in order to become a leading, all-encompassing steel supplier whose core is high-grade steel products.

- Steady capture of the demand for steel products mainly in the high-grade steel field through enhanced capabilities to respond customer needs
- Reinforcement and improvement of the technological and manufacturing capabilities that support steady capture of steel demand
- Reinforcement of operating bases for further development
- Integrated promotion of the measures to raise profitability and strengthen financial structures jointly with group companies working in iron- and steelmaking
- Enhancement of alliance with other steelmakers

—Operating policies in other sectors

In business sectors other than steelmaking, emphasis will be placed on realizing higher profitability and a stronger financial structure and securing a firmer presence in the market through the development of new products and services by enhancing technological edgesand the promotion of solutions-oriented business operations.

2) Improvement and Reinforcement of Consolidated Management System

Nippon Steel will spin-off two business sectors, engineering and construction, and new materials, by the target date of July 2006. At the same time, the company will build a management organization in order to promote six business sectors—steelmaking, engineering and construction, urban development, chemicals, new materials, system solutions—with steelmaking as a key operating sector independently yet concurrently and enable them to achieve self-sustaining development.

By so doing, the company intends to enable the respective subsidiaries to implement highly responsive and flexible management adapted to the characteristics of their respective business to meet their customer needs.

Through all above, the respective segments shall achieve profit growth and enhance the value of Nippon Steel as a group.

The consolidated corporate functions, including the top management, will be within "Nippon Steel Corporation" in order to secure the efficiency and effectiveness of those functions. "Nippon Steel Corporation" will serve as the holding company of other five business segments which will also continue to operate steel business.

The individual business segments are to share the business strategies of Nippon Steel and are designed to maximize the group's synergy through joint utilization of the R&D functions, etc. vested in the holding company.


Nippon Steel Corporation
[Business sector]
Top management
Consolidated corporate function
Research and development
Steelmaking and steel fabrication
[Steelmaking and steel fabrication]
Nippon Steel Engineering Co., Ltd.
[Engineering and construction]
Nippon Steel City Produce, Inc.
[Urban development]
Nippon Steel Chemical Co., Ltd.
[Chemicals]
Nippon Steel Materials Co., Ltd.
[New materials]
NS Solutions Corporation
[System solutions]

By implementing the above measures, Nippon Steel shall rebuild the competitiveness of its individual business segments. At the same time, the company shall contribute to the development of a resource recycling-oriented society through promotion of zero emissions, development of new environment-friendly products, etc., help to curb global warming by saving of energy and reduction of CO_2 emissions, and strictly enforce compliance with laws. All these activities are intended to demonstrate the company's emergence as a business enterprise trusted absolutely by both society and the markets.

In addition, in accordance with its corporate philosophy, the company shall strive to further enhance the value of the Nippon Steel brand by having the individual business segments make concerted efforts to attain the group's objectives while adapting themselves to their own business circumstances.

By implementing the above measures, Nippon Steel aims to achieve the following financial targets in fiscal 2008.

Consolidated Financial Targets

(In billions of yen)

	Target for FY 2008	Projection for FY 2005*
Sales	Approx. 4,200	4,000
Operating profits	500 or more	440
Ratio of ordinary profit to sales	12%	11%
Net income	300 or more	260
Earning per share	¥44 or more	¥38
Balance of interest-bearing debts	1,000 or less	1,100
Debt/equity ratio	0.5 or less	0.74

*The projection for the second half of fiscal 2005, disregarding the effects of extraordinary factors, converted to annual basis.

Capital Expenditure and Investing/Financing

(In billions of yen)

	FY2006~2008
Cumulative total	Approx. 850 (Approx. 630)*

*( ): Depreciation

In the new Medium-Term Consolidated Business Plant (FY2006~2008), Nippon Steel aims to achieve both adequate investment for profit growth and further improvement of the overall financial structure. Stock dividends will be distributed in accordance with the company's distribution policy consistent with the consolidated operating results as set out below.

(2) Basic Policy concerning Stock Dividends

Nippon Steel's policy is to distribute profits consistent with the consolidated operating results of each fiscal year in principle, taking into account various factors such as capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce the company's financial structure. Meanwhile, the company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the company's first priority for the time being is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20-30%), which is slightly lower than the above-indicated level.

(3) Parent Company

Because Nippon Steel has no parent company, no description is made relating to this item (3).

2. Operating Results and Financial Situations

(1) Overview of Fiscal 2005

The Japanese economy in fiscal 2005 (April 1, 2005 to March 31, 2006) continued on path of steady recovery thanks to increasing exports, expanding equipment investment by private enterprise, and steady growth in personal consumption spurred by higher earnings and rising employment.

In the steel industry, because demand expanded for high-grade steel products, mainly for manufacturing industries such as automobiles and shipbuilding, the worldwide supply and demand situation for these products remained tight. On the other hand, the supply and demand situation for commodity-grade products showed a loosing trend due to expansion in Chinese production capacity and other factors. As a result, a bipolar trend in the overall steel market became more apparent.

National crude steel production in fiscal 2005 amounted to 112.71 million tons. Although there was a decrease in exports mainly of commodity-grade steel products, this high level, which is almost the same as the previous year, was achieved reflecting robust demand for steel products from domestic users, ..

Given these circumstances, Nippon Steel and its group companies have exerted maximum efforts to establish a firm management structure.

An overview of the consolidated operating performance of each business sector in fiscal 2005 follows.

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profits	
	Fiscal 2005	Fiscal 2004	Fiscal 2005	Fiscal 2004
Steelmaking and steel fabrication	3,057.5	2,620.7	513.9	376.9
Engineering and construction	336.1	279.8	9.5	6.6
Urban development	104.0	89.2	14.1	8.5
Chemicals and nonferrous materials	373.0	331.1	27.0	26.3
System solutions	148.3	146.5	11.8	11.3
Other businesses	69.0	76.2	(1.1)	0.3
Total	4,088.2	3,543.8	575.3	430.2
Elimination of intersegment transactions	(181.9)	(154.4)	1.0	(0.3)
Consolidated total	3,906.3	3,389.3	576.3	429.9

Steelmaking and Steel Fabrication

In the steelmaking and steel fabrication sector, the operating environment was marked by soaring costs for raw materials. In the midst of this, strenuous efforts were made to absorb the rise in costs while, at the same time, adequately conducting production and shipping operations in a manner that would meet a clearly bipolar market trend for high-grade and commodity-grade steel products.

In the field of high-grade steel products, Nippon Steel strived to reinforce its integrated production capacity by eliminating bottlenecks in the production process. These efforts were designed to meet a robust demand for high-grade steel products while at the same time improving supply capabilities by making optimum use of the collective production capacity of Nippon Steeland its group companies and other allied companies. In equipment investments, Nippon Steel decided the installation of a hot-dip galvanizing line at the Hirohata Works and the relining of the No. 1 blast furnace and installation of a basic-oxygen furnace at the Nagoya Works. In addition, new hot-dip galvanizing lines at the Nagoya and Kimitsu Works are slated for startup in the first half of fiscal 2006 for the purpose of better meeting user needs for higher quality and at reinforcing the company's integrated production capacity. Meanwhile, in the field of commodity-grade steel products, based on the recognition that the company's first priority was to maintain and improve sales prices, Nippon Steel implemented production cutbacks, mainly of steel products for exports and steel sheets for the domestic market.

In the procurement of raw materials, efforts have been made to secure medium- and long-term stable supplies of raw materials including entering into agreements between Nippon Steel and major suppliers concerning long-term purchase contracts for iron ore.

In the field of R&D, emphasis has been placed on providing technical solutions that will garner customer trust, in addition to strengthening international cost competitiveness, developing highly differentiated products, and committing to environmental preservation and energy conservation.

With the aim of further improving its production capability and demonstrating its comprehensive capability, Nippon Steel has directed that company-wide efforts be made to promote a wide range of measures conducive to efficient equipment maintenance, the recruitment and nurturing of human resources, the energizing of production floors, and the reliable transfer of technical skills.

Sustained emphasis has been placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Tie-up relations between Nippon Steel,

Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd. have yielded considerable mutual benefits—the joint use of iron- and steelmaking facilities at Sumitomo Metals, the supply of hot-rolled coils to Sumitomo Metals, the technical exchange in the field of ironmaking, and the promotion of rationalizing measures among their group companies including their integrations and restructuring. For the purpose of securing promotion and enhancement of these tie-up measures, these three companies have purchased each other's shares. In order to enjoy growing benefits from tie-up relations and secure the common interests of shareholders, they have signed a Memorandum of Understanding that ensures a process by which the three companies will cooperatively study the impact on their strategic alliance and the possibility of countermeasures in the event that an unsolicited takeover offer is made for one of the three.

Nippon Steel and Sanyo Special Steel Co., Ltd. have begun a study of ways to establish tie-up relations that will improve each other's competitiveness and have agreed to implement a cross purchase of each other's shares. In this regard, Nippon Steel intends to acquire up to 15% of Sanyo Special Steel's voting shares (the level required to make Sanyo Special Steel an affiliate of Nippon Steel accounted for by the equity method).

In Nippon Steel's alliance with POSCO of Korea, notable results have been produced in R&D, technical exchanges, raw materials procurement, and many other areas. After the initial five-year term of their strategic alliance agreement, both companies have agreed to extend the term of the agreement for another five years. The alliance between Nippon Steel and Arcelor of Europe has yielded a steady stream of positive results thanks to joint R&D programs centering on automotive steel sheets. Baosteel-NSC/Arcelor Automotive Steel Sheets Co., Ltd. (a joint venture established in China by Baoshan Iron & Steel Co., Ltd. of China, Arcelor, and Nippon Steel to manufacture and sell automotive steel sheets) has started commercial operations and is expanding production as scheduled.

By means of the selection and concentration of businesses, Nippon Steel has continued to further strengthen its consolidated management and more effectively utilize the management resources of all group companies. In December 2005, two consolidated subsidiaries, Nippon Steel Logistics Co., Ltd. and Seitetsu Unyu Co., Ltd., became wholly-owned subsidiaries of Nippon Steel through *kabushiki kokan* (share-for-share exchange). The operations of these two subsidiaries are being integrated and reorganized to further strengthen competitiveness in the field of logistics.

An agreement was made between Nippon Steel and Sumitomo Metals to jointly operate a business conducted by their respective subsidiaries to manufacture and sell cast rolls for steel rolling (the new company, Nippon Steel & Sumikin Rolls Corporation, is slated for inauguration in April 2006), and a study has been initiated regarding the integration of business operations that handle structural steel sheets and road and civil engineering products. Further, Chukyo Seisen Co., Ltd., a subsidiary of Nippon Steel, and K.K. Chitac, a subsidiary of Marubeni-Itochu Steel Inc., will integrate their wire drawing businesses through a merger of both companies (the new company, Nippon Steel Tokai Steel Wire Co., Ltd., is slated for inauguration in June 2006).

Consolidated sales in the steelmaking and steel fabrication sector in fiscal 2005 increased to ¥3,057.5 billion, a gain of ¥436.7 billion over the previous year (¥2,620.7 billion), and consolidated operating profits rose to ¥513.9 billion, a gain of ¥137.0 billion over the previous year (¥376.9 billion).

Engineering and Construction

In the engineering and construction sector, demand is following an upward trend towards recovery in those markets where Nippon Steel demonstrates competitiveness. In this environment, the amount of orders received by the company was a record high level and, at the same time, is directing operating efforts towards improved profitability through cost cutting. In the domestic market, stepped-up efforts are being made to promote customer-based solution projects that anticipate changes in both market and customer needs, including the marketing of waste treatment facilities by means of private fund initiative (PFI) approach and the construction of iron- and steelmaking plants and logistics facilities that show robust demand.

Overseas, the company is making sustained efforts to win energy development-related projects in Southeast Asia and to step up the marketing of iron- and steelmaking plants in China by capitalizing on a local subsidiary involved in the steel-plant business.

Consolidated sales in the engineering and construction sector in fiscal 2005 increased to ¥336.1 billion, a gain of ¥56.3 billion over the previous year (¥279.8 billion), and consolidated operating profits increased to ¥9.5 billion, a gain of ¥2.8 billion over the previous year (¥6.6 billion).

Urban Development

In the urban development sector, Top REIT Asset Management Co., Ltd., established jointly by Nippon Steel City Produce, Inc., Oji Real Estate Co., Ltd., and The Sumitomo Trust & Banking Co., Ltd., was listed on the Tokyo Stock Exchange in March 2006 as an asset management company that promotes real estate investment trusts (J-REIT). Nippon Steel City Produce, Inc., a wholly-owned subsidiary of Nippon Steel, is promoting the "asset value restoration business". This effort includes development projects that utilize idle company-owned land, such as the Yawata-Higashida comprehensive development project in Kitakyuushu and the Otsu area development project in Himeji, the redevelopment of underutilized urban areas, and the sale of condominiums.

Consolidated sales in the urban development sector in fiscal 2005 increased to ¥104.0 billion, a gain of ¥14.7 billion over the previous year (¥89.2 billion), and consolidated operating profits increased to ¥14.1 billion, a gain of ¥5.6 billion over the previous year (¥8.5 billion).

Chemicals and Nonferrous Materials

Chemicals operations are spearheaded by Nippon Steel Chemical Co., Ltd. (a wholly-owned Nippon Steel subsidiary) and its group companies. While sales prices in the field of coal chemicals have improved, profits registered a slight decrease from fiscal-2004 levels because of sustained high prices for crude oil, naphtha, and other raw materials, and loosing market for products in the field of chemicals operations. In order to improve profitability, while Nippon Steel Chemical and its group companies are further promoting the selection and concentration of businesses by re-examining operating structures, such as the demolition of phenol production equipment, the concentration of phthalic acid production bases, and a withdrawal from paint operations, Nippon Steel Chemical is starting the commercial operation of new plants to produce adhesive-free copper-clad laminated sheets for flexible circuit boards (ESPANEX).

In new materials operations, supported by robust demand in the IT-related industries, a major market for the company's new material business, steady operating results have been attained in the field of metal foils for hard-disc drive suspensions, bonding wire for semiconductor packaging, microballs, spherical filler powders (sealing materials) and other semiconductor-related materials, and in the field of fine ceramics for semiconductor manufacturing equipment as well. Under such business environment, the production capacity in the field of metal foils will be increased through installment of a new manufacturing line with a view to increasing the business. In January 2006, Nippon Steel transferred to Japan Industrial Partners, Inc. the right to manage Yutaka Electric Mfg. Co., Ltd., a Nippon Steel's subsidiary that manufactures and sells power supply equipment for electronic devices.

In titanium operations, highly favorable operating results have been attained for titanium products used mainly in industrial plants and for heat exchangers used in China and Middle Eastern nations, following the rapid increase of global demand for aviation and other industries. Strenuous efforts have been made to explore new usage of the products including automotive parts and products for private sectors.

Consolidated sales in the chemicals and nonferrous materials sector as a whole amounted to ¥373.0 billion, a gain of ¥41.9 billion over the previous year (¥331.1 billion), and operating profits amounted to ¥27.0 billion, a gain of ¥0.6 billion over the previous year (¥26.3 billion).

System Solutions

In the system solutions sector, while the operating environment continues to be marked by strict customer scrutiny of IT investments, operations remained steady, reflecting favorable operating results of enterprises. NS Solutions Corporation, a consolidated subsidiary of Nippon Steel, has inaugurated NSSLC Service Co., Ltd., a new company that supplies high-quality operating and maintenance services. In this manner, NS Solutions is striving to strengthen it offerings of system life-cycle total solutions—solutions that encompass integrated services ranging from system planning and structuring to system operation and maintenance.

Consolidated sales in the system solutions sector increased to ¥148.3 billion, a gain of ¥1.8 billion over the previous year (¥146.5 billion), and operating profits increased to ¥11.8 billion, a gain of ¥0.4 billion over the previous year (¥11.3 billion).

Other Businesses: Electric Power Supply, Services and Others

Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran, and Oita Works. In July 2005, by use of the Civil Rahabilitation Law, Nippon Steel transferred to Kamori Kanko Co., Ltd. the entire business of Space World, Inc., a consolidated Nippon Steel subsidiary that operates space-oriented training facilities, exhibition booths, and amusement facilities.

Consolidated sales in the other businesses decreased to ¥69.0 billion, a decline of ¥7.1 billion from the previous year (¥76.2 billion), and operating losses amounted to ¥1.1 billion, a decline of ¥1.5 billion from the previous year (operating profits of ¥0.3 billion).

As a result of the foregoing, consolidated sales in fiscal 2005 came to ¥3,906.3 billion, or a gain of ¥516.9 billion over the previous year (¥3,389.3 billion). Consolidated operating profits were ¥576.3 billion, or a gain of ¥146.3 billion over the previous year (¥429.9 billion); and consolidated ordinary profits were ¥547.4 billion, or a gain of ¥175.9 billion over the previous year (¥371.4 billion). A total special profit of ¥18.2 billion was posted, and as a result consolidated income before income taxes and minority interest and others was ¥565.6 billion, or a gain of ¥196.1 billion over the previous year (¥369.4 billion).

After subtracting ¥223.2 billion as income taxes-current, adding ¥17.0 billion as income taxes-deferred, and subtracting ¥15.5 billion as minority interest in the net income of the consolidated subsidiaries, consolidated net income for fiscal 2005 was ¥343.9 billion (¥220.6 billion in the previous year).

As for non-consolidated operations, while raw material prices and freight costs soared in the steelmaking and steel fabrication sector, improvements in the sales prices of steel products in both domestic and overseas markets, supported by flourishing demand in both domestic and overseas markets, led to improved operating results. Sales for fiscal 2005 advanced to ¥2,591.3 billion, or an increase of ¥443.5 billion over the previous year (¥2,147.8 billion); operating profits rose to ¥433.9 billion, or an increase of ¥130.0 billion over the previous year (¥303.8 billion); and ordinary profits rose to ¥388.7 billion, or an increase of ¥140.9 billion over the previous year (¥247.8 billion). A total special profit of ¥13.2 billion was posted, and as a result, income before income taxes for fiscal 2005 came to ¥402.0 billion (¥249.9 billion in the previous year) and net income for fiscal 2005 came to ¥244.0 billion (¥145.8 billion in the previous year).

At the board of directors' meeting held on February 14, 2006, Nippon Steel resolved to acquire a maximum of 120 million shares of treasury stocks at a cost of ¥50 billion in conformance with provisions of the Japanese Commercial Code (Article 211-3, Item 1-2). Based on this resolution, the company has acquired 113,277,000 treasury stocks at a cost of ¥49,995,771,000.

Nippon Steel has implemented a policy to distribute profits consistent with the consolidated operating results of each fiscal year, taking into account capital investment requirements aimed at raising corporate value, forecasts of future operating results and other relevant factors, and at the same time further strengthening the company's financial structure. Meanwhile, the company has set the consolidated payout ratio at approximately 20% (non-consolidated payout ratio at approximately 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the company's first priority for the time being is to improve the corporate financial structure, a target of approximately 15-20% is in effect for the consolidated payout ratio (non-consolidated payout ratio at approximately 20-30%), which is slightly lower than the above-indicated level. Based on the above profit distribution policy, Nippon Steel intends to pay a term-end dividend of ¥9 per share (consolidated payout ratio: 17.4%; non-consolidated payout ratio: 24.5%) for fiscal 2005, an increase of ¥4 per share over the previous year.

After careful deliberation, Nippon Steel decided to propose the payment of bonuses to its directors at its annual meeting of shareholders.

Year-end Assets, Liabilities, Shareholders' Equity and Cash Flows

Consolidated assets at the end of fiscal 2005 increased by ¥670.6 billion from ¥3,872.1 billion posted at the end of the previous fiscal year to ¥4,542.7 billion. This resulted mainly from an increase in the latent profits in investments in securities(¥448.4 billion) due to the rise of stock prices and increase of net profits of affiliates accounted for by the equity method, and an increase in inventories (¥78.9 billion) due to the rise in raw material prices and other factors.

Consolidated liabilities at the end of fiscal 2005 increased by ¥168.5 billion from ¥2,592.1 billion at the end of the previous fiscal year to ¥2,760.7 billion, mainly resulting from a reduction of interest-bearing debts (¥58.4 billion) despite an increase in deferred tax liabilities due to an increase in latent profit of investment in securities (¥144.7 billion), an increase in accrued expenses and income taxes (¥53.0 billion).

Shareholders' equity at the end of fiscal 2005 increased by ¥489.4 billion from ¥1,188.4 billion at the end of the previous fiscal year to ¥1,677.8 billion, despite the decrease caused primarily by cash dividends of ¥33.7 billion paid through the appropriation of fiscal 2004's distributable profits and acquisition of treasury stocks. The increase derived mainly from consolidated net income of ¥343.9 billion for fiscal 2005 and an increase of ¥218.8 billion in unrealized gains on available-for-sale securities.

Cash flows from operating activities during fiscal 2005 produced a total income of ¥392.9 billion (income of ¥539.4 billion in the corresponding period of the previous year). This total was obtained by adding ¥183.3 billion in depreciation and amortization and an increase of ¥15.6 billion in notes and accounts payable-trade to ¥565.6 billion in consolidated net income before income taxes and minority interest; subtracting an increase of ¥79.6 billion in inventories and an increase of ¥131.2 billion in notes and accounts receivable-trade; and adding and subtracting payments for income taxes and other items.

Cash flows from investing activities during fiscal 2005 came to a total expenditure of ¥226.8 billion (expenditure of ¥174.9 billion in the corresponding period of the previous year). This resulted from outlays of ¥201.4 billion for the acquisition of tangible and intangible fixed assets, ¥47.1 billion for the acquisition of investments in securities, etc.

A total of ¥136.1 billion after subtracting the increase in cash and bank deposits from the free cash flow (¥166.1 billion) arising from the above were appropriated for the acquisition of treasury stocks (¥50.1 billion) and the repayment of loans and redemption of bonds totaling ¥49.2 billion, the payment of ¥33.7 billion in cash dividends and other items.

In order to procure the capital required for above cash flows, Nippon Steel closely heeded developments in the financial market to secure less expensive capital. In addition, the company committed itself to promoting more efficient use of funds through a consolidated cash management system (CMS) and the liquidation of consolidated asset holdings, thereby strengthening its consolidated financial structure. As a result, the consolidated balance of interest-bearing debts outstanding at the end of fiscal 2005 was reduced to ¥1,223.8 billion, and the ratio of interest-bearing debts to shareholders' equity (debt/equity ratio) improved by 0.35 to 0.73.

(2) Forecast for Fiscal 2006

The world economy has been maintaining its growth as a whole, while it is necessary to closely watch the effect that fluctuations in crude oil prices have on the world economy. The recovery of the Japanese economy is expected to continue with the support of expanding domestic demand in the private sector.

In the steelmaking and steel fabrication sector, demand for high-grade steel products in both domestic and overseas markets will continue to flourish. While it is necessary to continue to regard the effect of surplus capacity and production of commodity-grade steel products in China on the East Asian market, the commodity-grade steel market is now beginning to show some improvements.

Given such an operating environment, in the field of high-grade steel products, Nippon Steel and its group companies will continue to constantly improve product quality and production capacity through such measure as new capital outlays in response to buoyancy in demand. Meanwhile, for commodity-grade steel products, Nippon Steel remains determined to fine-tune production and shipping to accommodate emerging fluctuations in the demand environment.

In operating sectors other than steelmaking and steel fabrication, every possible effort will be made to enhance operating performance by reforming the company's consolidated management system in a manner that will best utilize the strengths peculiar to each business sector.

Nippon Steel aims to achieve the following operating performance for fiscal 2006 (April 1, 2006 to March 31, 2007).

- **Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2006	4,000	475	460	280
1st half of fiscal 2006	1,900	225	220	135

- **Non-Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2006	2,450	370	340	215
1st half of fiscal 2006	1,220	180	170	110

Nippon Steel deeply regrets the indictment and cease-and-desist recommendations against it in accordance with the Japanese Antimonopoly Act over steel bridge projects. In order to prevent the recurrence of similar incidents, Nippon Steel has renewed its resolve to ensure legal compliance in everyday operations, intensive employee education and training, and strengthening of its internal audits.

(Resolution on a System to Secure Operational Fairness)

In order to be fully compliant with related laws and regulations and to secure the reliability of financial statements and the effectiveness and efficiency of operations, Nippon Steel has decided a basic policy concerning internal governance, to improve its internal governance framework and adequately implement it, while also committing itself to continual improvement in search of enhanced corporate governance.

(Decision about the Adoption of Takeover Defense Measures)

Nippon Steel decided at a meeting of the Board of Directors held on March 29, 2006, to adopt the "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures)," which sets forth a clear path that bidders may follow when commencing a takeover proposal. The measures designated in the "Fair Rules" are designed to enable the shareholders of Nippon Steel to make an informed judgment (based on sufficient information coupled with sufficient time to consider the proposal) as to whether to accept a takeover proposal. The measures are also aimed to prevent excessive stock accumulation on a scale large enough to be detrimental to either corporate value or the common interests of the shareholders. The measures require that a bidder provide the Board of Directors of Nippon Steel with sufficient information and with a reasonable period to consider the takeover proposal and to pursue alternatives.

If a bidder ("Bidder") proposes to acquire 15% or more of the company's voting shares and the Fair Rules' requirements (for sufficient information and reasonable time to consider a proposal) are fulfilled by that proposal, the mechanism set forth by the Fair Rules provides that the registered shareholders of Nippon Steel at that point in time shall have the opportunity to directly determine whether the issuance of stock acquisition rights as a countermeasure should be implemented. Stock acquisition rights shall be issued upon the resolution of the Board only if: (i) the Bidder has not followed the procedures set forth in the Fair Rules, (ii) the Board has determined, following consultation with, and/or receipt of advice from, its outside counsel and an investment banking firm, both of international reputation, that the Bidder fits within one of the four categories that are considered harmful to corporate value by the Japanese courts concerning takeover defenses, and the Bidder's proposal would cause an apparent damage to the common interests of the shareholders, or (iii) the shareholders have approved the issuance of the rights. Nippon Steel has already announced the Fair Rules in a notification dated March 29, 2006, entitled the "Adoption of Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures) and Shelf Registration of Stock Acquisition Rights."

(3) Trends in Cash Flow Indicators

Fiscal year	2001	2002	2003	2004	2005
Ratio of shareholders' equity (%)	22.5	21.0	25.3	30.7	36.9
Ratio of shareholders' equity at market price (%)	32.1	25.1	44.3	47.2	66.7
Debt redemption term (years)	9.3	5.6	5.4	2.4	3.1
Interest coverage ratio (times)	6.4	11.5	12.0	24.9	23.7

Notes:
Ratio of shareholders' equity: Shareholders' equity/Total assets
Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
* Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, convertible bonds due within one year, corporate bonds,

convertible bonds and long-term loans).

* Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.

(4) Risks Involved in Business and Other Operations

Of matters relating to business, financial and other circumstances of Nippon Steel and its group companies, the following matters may, among others, have a significant impact on investors' decisions.

1) Changes in Steel Sales Conditions

Sales by the steelmaking and steel fabrication sector account for approximately 80% of Nippon Steel's total consolidated sales (in the current term), and any change in supply or demand in the global steel market could affect their operating performances. In a highly competitive environment involving both domestic and overseas steel manufacturers, the operating performance of Nippon Steel and its group companies could be adversely affected if their competitiveness in terms of technology, cost, quality or other aspects grows weak relative to the competitiveness of other steel manufacturers.

Most of Nippon Steel's customers in the steelmaking and steel fabrication sector regularly purchase large quantities of steel products on the premise that they will sell the products by processing such steel. Consequently, changes in the purchasing policies of major customers could affect the operating performance of Nippon Steel.

In addition, operating performance can be affected by credit risks of trading companies and users, the major buyers of steel products.

2) Fluctuations in the Prices of Raw Materials and Fuels

Ocean freight costs and the price of raw materials and fuels—such as iron ore, coal, ferroalloys, scrap and other materials—used mainly in the steelmaking and steel fabrication sector are linked to the international supply and demand of resources. In recent years, the price of raw materials and freight costs have spiraled upward due to rapidly increasing production of steel products in East Asia, especially China. These prices and costs could fluctuate significantly, depending on the supply and demand situation.

3) Fluctuations in the Interest Rates of Loans, Bonds and Notes, and Other Changes in the Financial Markets

The consolidated balance of interest-bearing debt held by Nippon Steel at the end of the current term amounted to ¥1,223.8 billion. Fluctuations in interest rates and other variables in the financial markets could affect operating performance.

4) Fluctuations in the Value of Assets (including Pension Plan Assets) such as Securities

The consolidated balance of investments in securities held by Nippon Steel at the end of the current term amounted to ¥1,196.8 billion. Losses on evaluation of investments in securities can arise due to stagnation in the operations of companies in which Nippon Steel and its group companies have invested and because of a worsening tone in securities markets.

In addition to investments in securities, Nippon Steel holds ¥503.7 billion on an unconsolidated basis in pension plan assets (including employee retirement benefit trust assets). Fluctuations in the price or interest rates of domestic and overseas shares, bonds and other items comprising the plan assets could have an impact on operating performance.

5) Fluctuations in Exchange Rates

Because Nippon Steel and its group companies conduct foreign currency transactions in the course of exporting products and importing raw materials etc. and because they hold assets and liabilities in foreign currencies, fluctuations in exchange rates could influence operating performance.

6) Environmental Regulations and Taxes Imposed on Business Operations

If, in the future, quantitative controls, environmental taxes or other environmental regulations are imposed on CO_2 emitters and fossil fuel consumers in Japan, the operating performance of Nippon Steel and its group companies may be affected due to constraints imposed by these regulations on the operations of the steelmaking and other business sectors.

7) Increase of Duties and Other Import Restrictions in Major Overseas Markets

The U.S. and other countries have levied anti-dumping duties on the export of certain steel products of Nippon Steel and its group companies. If import restriction measures including duty increases and import quotas are imposed in major overseas markets, this will restrict export transactions and could affect operating performance.

8) Suspension of or Restraints on Business Operations Due to Disasters, Accidents or Other Reasons

Should a major typhoon, earthquake or other natural disasters strike the steelworks or other business facilities operated by Nippon Steel or its group companies, it could hinder the operations of these businesses and could affect operating performance. In addition, should serious accidents, injuries, equipment failures or other emergencies occur, the resulting suspension of or restraints on business operations could affect operating performance.

9) Administrative Actions by the Fair Trade Commission of Japan or Other Government Authorities

Nippon Steel was indicted and also received cease-and desist recommendation in accordance with the Japanese Antimonopoly Act in relation to steel bridge projects. Administrative acts such as imposition of surcharges or suspension of participation in biddings, could affect operating performance.

Financial Statements

Consolidated Financial Statements :

Non-Consolidated Financial Statements :

Consolidated Balance Sheets

NIPPON STEEL

As of March 31, 2006 and 2005

	Millions of yen	
ASSETS	2006	2005
Current assets :		
Cash and bank deposits	159,923	127,629
Notes and accounts receivable-trade	537,014	414,524
Marketable securities	252	1,011
Inventories	644,859	565,915
Deferred tax assets	78,604	57,968
Other	98,070	95,859
Less: Allowance for doubtful accounts	(14,116)	(5,696)
Total current assets	1,504,608	1,257,212
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	434,437	450,097
Machinery and equipment	827,081	834,956
Land	320,269	328,295
Construction in progress	72,601	60,983
	1,654,390	1,674,333
Intangible fixed assets :		
Patents and utility rights	18,006	4,420
Software	955	2,817
Excess of cost over the underlying net equity of investments in subsidiaries	-	2,790
	18,961	10,027
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	1,196,837	748,403
Deferred tax assets	43,714	50,803
Other	131,607	142,165
Less: Allowance for doubtful accounts	(7,353)	(10,834)
	1,364,806	930,537
Total fixed assets	3,038,158	2,614,898
Total assets	4,542,766	3,872,110

LIABILITIES	2006	2005
		Millions of yen
Current liabilities :		
Notes and accounts payable - trade	394,105	384,345
Short-term loans and long-term loans due within one year	398,996	381,648
Commercial paper	150,000	70,000
Bonds due within one year	50	10,000
Accrued expenses	290,556	253,623
Reserve for losses on engineering work in progress	721	-
Provision for environmental spending	11,941	-
Other	375,000	355,160
Total current liabilities	1,621,372	1,454,777
Long-term liabilities :		
Bonds and notes	281,688	281,450
Long-term loans	392,998	539,039
Deferred tax liabilities	246,578	99,766
Accrued pension and severance costs	122,265	122,398
Allowance for retirement benefits directors and corporate auditors	6,597	6,277
Reserve for repairs to blast furnaces	50,921	50,021
Excess of the underlying net equity over cost of investments in subsidiaries	526	-
Other	37,813	38,454
Total long-term liabilities	1,139,388	1,137,407
Total liabilities	2,760,760	2,592,185
Minority interest in consolidated subsidiaries	104,117	91,515
SHAREHOLDERS' EQUITY		
Common stock	419,524	419,524
Additional paid-in capital	111,671	109,848
Retained earnings	818,572	508,393
Unrealized gains on revaluation of land	9,980	11,943
Unrealized gains on available-for-sale securities	389,209	170,322
Foreign currency translation adjustments	(10,868)	(19,794)
Less: Treasury stock, at cost	(60,200)	(11,829)
Total shareholders' equity	1,677,889	1,188,409
Total liabilities and shareholders' equity	4,542,766	3,872,110

Consolidated Statements of Income

NIPPON STEEL

Years ended March 31, 2006 and 2005

	Millions of yen	
	2006	2005
Operating revenues :		
Net sales	3,906,301	3,389,356
Operating costs and expenses :		
Cost of sales	3,063,154	2,693,603
Selling, general and administrative expenses	266,828	265,805
	3,329,982	2,959,408
Operating profit	576,319	429,948
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	14,512	9,336
Equity in net income of unconsolidated subsidiaries and affiliates	28,227	22,931
Miscellaneous	25,945	13,942
	68,685	46,210
Non-operating loss :		
Interest expenses	15,787	20,278
Miscellaneous	81,817	84,432
	97,604	104,711
Ordinary profit	547,400	371,446
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	14,881	4,294
Gain on sales of investments in securities and investments in subsidiaries and affiliates	3,325	5,030
	18,207	9,324
Special loss :		
Amortization of transition obligation in respect of the new accounting standard for retirement benefits	-	4,295
Loss on accidents at works	-	3,066
Loss on restructuring of subsidiary's business structures	-	3,923
	-	11,285
Income before income taxes and minority interest	565,607	369,485
Income taxes - current	223,254	155,082
Income taxes - deferred	(17,061)	(17,869)
Minority interest in net income (loss) of consolidated subsidiaries	15,510	11,671
Net income	343,903	220,601

Consolidated Statements of Shareholders' Equity

NIPPON STEEL

Years ended March 31, 2006 and 2005

			Millions of yen
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2004	**419,524**	**105,850**	**298,734**
Net income for the year ended March 31, 2005	-	-	**220,601**
Decrease due to the change in the number of consolidated companies	-	-	**(870)**
Cash dividends	-	-	**(10,141)**
Directors' and corporate auditors' bonuses	-	-	**(37)**
Increase due to reversal of unrealized gains on revaluation of land	-	-	**107**
Increase due to disposal of treasury stock	-	**3,998**	-
Balance at March 31, 2005	**419,524**	**109,848**	**508,393**
Net income for the year ended March 31, 2006	-	-	**343,903**
Increase due to the change in the number of consolidated companies	-	-	**301**
Cash dividends	-	-	**(33,752)**
Directors' and corporate auditors' bonuses	-	-	**(45)**
Decrease due to reversal of unrealized gains on revaluation of land	-	-	**(227)**
Increase due to disposal of treasury stock	-	**1,823**	-
Balance at March 31, 2006	**419,524**	**111,671**	**818,572**

Consolidated Statements of Cash-Flows

NIPPON STEEL

Years ended March 31, 2006 and 2005

	Millions of yen	
	2006	2005
Cash flows from operating activities :		
Income before income taxes and minority interest	565,607	369,485
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	183,365	180,571
Interest and dividend income (accrual basis)	(14,512)	(9,609)
Interest expense (accrual basis)	15,787	20,244
Exchange losses (gains) on foreign currency transactions	(4,504)	(1,006)
Amortization of excess of cost over the underlying net equity of investments in subsidiaries and affiliates	913	2,512
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	(28,227)	(22,931)
Loss (gain) on sales of investments in securities	(3,335)	(5,004)
new accounting standard for retirement benefits	-	4,295
Loss on restrucuring of subsidiary's business structures	-	4,143
Loss on disposal of tangible and intangible fixed assets	9,866	17,524
Gain on sales of tangible and intangible fixed assets	(13,998)	(3,769)
Changes in allowance for doubtful accounts	5,302	6,129
Changes in notes and accounts receivable-trade	(131,251)	9,181
Changes in inventories	(79,617)	(38,722)
Changes in notes and accounts payable-trade	15,650	38,436
Other	82,505	49,501
Interest and dividend income (cash basis)	17,804	10,868
Interest expense (cash basis)	(16,596)	(21,696)
Income taxes (cash basis)	(211,760)	(70,708)
Net cash provided by operating activities	392,996	539,445
Cash flows from investing activities :		
Acquisition of investments in securities	(47,106)	(29,559)
Proceeds from sales of investments in securities	9,709	20,622
Acquisition of tangible and intangible fixed assets	(201,462)	(189,260)
Proceeds from sales of tangible and intangible fixed assets	12,875	12,699
Other	(909)	10,502
Net cash used in investing activities	(226,894)	(174,995)
Cash flows from financing activities :		
Net increase (decrease) in short-term loans	10,241	(114,972)
Net increase (decrease) in commercial paper	80,000	39,000
Proceeds from long-term loans	60,612	74,409
Payments of long-term loans	(190,088)	(87,119)
Proceeds from issuance of bonds and notes	-	34,836
Redemption of bonds and notes	(10,000)	(238,729)
Payments for purchase of treasury stock	(50,166)	(16,213)
Cash dividends	(33,752)	(10,141)
Other	(2,956)	(2,472)
Net cash used in financing activities	(136,110)	(321,402)
Effect of exchange rate changes on cash and cash equivalents	3,845	1,032
Net increase (decrease) in cash and cash equivalents	33,837	44,079
Cash and cash equivalents at beginning of the year	124,511	80,393
Increase (decrease) from the change in the number of companies consolidated	(1,634)	38
Cash and cash equivalents at the end of period (year)	156,713	124,511

Consolidated Segment Information

NIPPON STEEL

Years ended March 31, 2006 and 2005

	2006	2005
		Millions of yen
Sales		
Steelmaking and steel fabrication		
Customers	3,025,896	2,592,476
Intersegment	31,614	28,256
Total Sales	3,057,510	2,620,732
Engineering and construction		
Customers	297,791	239,369
Intersegment	38,387	40,496
Total Sales	336,179	279,866
Urban development		
Customers	98,149	83,669
Intersegment	5,895	5,606
Total Sales	104,045	89,275
Chemicals and nonferrous materials		
Customers	298,309	282,399
Intersegment	74,763	48,768
Total Sales	373,072	331,168
System solutions		
Customers	122,049	121,641
Intersegment	26,290	24,889
Total Sales	148,339	146,531
Other businesses		
Customers	64,105	69,800
Intersegment	4,952	6,444
Total Sales	69,057	76,244
Elimination of intersegment transactions	(181,903)	(154,463)
Consolidated total	3,906,301	3,389,356
Operating profit (loss)		
Steelmaking and steel fabrication	513,977	376,926
Engineering and construction	9,517	6,696
Urban development	14,155	8,503
Chemicals and nonferrous materials	27,037	26,374
System solutions	11,806	11,384
Other businesses	(1,185)	384
Elimination of intersegment transactions	1,010	(321)
Consolidated total	576,319	429,948

Non-Consolidated Balance Sheets

Nippon Steel Corporation

As of March 31, 2006 and 2005

	Millions of yen	
ASSETS	**2006**	2005
Current assets :		
Cash and bank deposits	**90,655**	73,150
Notes and accounts receivable-trade	**295,340**	177,085
Inventories	**404,922**	349,481
Deferred tax assets	**50,500**	31,700
Other	**114,551**	102,329
Less: Allowance for doubtful accounts	**(16,626)**	(5,742)
Total current assets	**939,344**	728,005
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**267,968**	274,254
Machinery and equipment	**616,596**	609,224
Land	**195,486**	201,940
Construction in progress	**64,839**	52,092
	1,144,891	1,137,512
Intangible fixed assets :		
Patents and utility rights	**998**	1,214
Software	**304**	279
Intangible fixed assets :	**1,303**	1,494
Investments and others :		
Investments in securities	**1,264,763**	844,426
Other	**100,377**	110,748
Less: Allowance for doubtful accounts	**(4,121)**	(2,196)
	1,361,019	952,978
Total fixed assets	**2,507,214**	2,091,985
Total assets	**3,446,558**	2,819,991

LIABILITIES	2006	2005
		Millions of yen
Current liabilities :		
Notes and accounts payable - trade	**198,870**	183,403
Short-term loans and long-term loans due within one year	**263,264**	155,279
Commercial paper	**150,000**	70,000
Bonds due within one year	**-**	10,000
Accrued expenses	**286,404**	252,401
Reserve for losses on engineering work in progress	**286**	-
Provision for environmental spending	**11,638**	-
Other	**232,781**	207,848
Total current liabilities	**1,143,245**	878,934
Long-term liabilities :		
Bonds and notes	**265,000**	265,000
Long-term loans	**281,851**	409,090
Deferred tax liabilities	**237,300**	85,400
Accrued pension and severance costs	**65,197**	62,985
Allowance for retirement benefits directors and corporate auditors	**2,780**	3,022
Reserve for repairs to blast furnaces	**49,011**	48,398
Provision for loss on guarantees	**-**	40,792
Other	**10,185**	7,182
Total long-term liabilities	**911,326**	921,870
Total liabilities	**2,054,572**	1,800,805
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Capital surplus	**111,556**	109,811
Retained earnings :		
Special tax-purpose reserve	**86,953**	90,268
Voluntary reserves	**160,000**	75,000
Unappropriated retained earnings	**308,288**	179,691
	555,241	344,960
Unrealized gains on available-for-sale securities	**364,252**	155,471
Less: Treasury stock, at cost	**(58,589)**	(10,583)
Total shareholders' equity	**1,391,985**	1,019,186
Total liabilities and shareholders' equity	**3,446,558**	2,819,991

Non-Consolidated Statements of Income

Nippon Steel Corporation

Years ended March 31, 2006 and 2005

	2006	2005
		Millions of yen
Operating revenues :		
Net sales	**2,591,388**	2,147,863
Operating costs and expenses :		
Cost of sales	**1,971,069**	1,671,098
Selling, general and administrative expenses	**186,386**	172,877
	2,157,455	1,843,976
Operating profit	**433,933**	303,886
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**17,722**	10,812
Miscellaneous	**16,756**	8,495
	34,479	19,307
Non-operating loss :		
Interest expenses	**11,497**	14,739
Miscellaneous	**68,174**	60,628
	79,671	75,368
Ordinary profit	**388,740**	247,826
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**10,295**	2,494
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**2,997**	2,670
	13,293	5,164
Special loss :		
Loss on accidents at works	**-**	3,066
	-	3,066
Income before income taxes	**402,034**	249,924
Income taxes - current	**166,600**	114,300
Income taxes - deferred	**(8,600)**	(10,200)
Net income	**244,034**	145,824

[Reference]

Recent Quarterly Operating Results

Fiscal 2005 (April 1, 2005 to March 31, 2006)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2005
	Apr.-June 2005	July-Sept. 2005	Apr.-Sept. 2005	Oct.-Dec. 2005	Jan.-Mar. 2006	Oct. 2005-Mar. 2006	Apr. 2005-Mar. 2006
	Yen million	Yen million	Yen million	Yen million	Yen million	Yen million	Yen million
Sales	904,771	958,633	1,863,404	952,701	1,090,195	2,042,896	3,906,301
Steelmaking and steel fabrication	738,231	770,874	1,509,105	762,259	786,145	1,548,405	3,057,510
Engineering and construction	57,283	70,515	127,799	71,918	136,461	208,379	336,179
Urban development	21,134	17,383	38,518	15,711	49,816	65,528	104,045
Chemicals and nonferrous materials	86,500	93,581	180,081	87,160	85,831	192,991	373,072
System solutions	27,202	37,583	64,786	30,479	53,074	83,553	148,339
Other businesses	17,194	15,875	33,069	17,606	18,381	35,988	69,057
Elimination of intersegment transactions	(42,776)	(47,177)	(89,953)	(42,435)	(49,514)	(91,950)	(181,903)
Operating profits	146,081 [16.1%]	155,225 [16.2%]	301,316 [16.2%]	123,130 [12.9%]	151,884 [13.9%]	275,002 [13.5%]	576,318 [14.8%]
Steelmaking and steel fabrication	137,347 [18.6%]	145,133 [18.8%]	282,480 [18.7%]	108,970 [14.3%]	122,528 [15.6%]	231,498 [15.0%]	513,977 [16.8%]
Engineering and construction	▲ 1,481 [▲2.6%]	▲ 1,001 [▲1.4%]	▲ 2,483 [▲1.9%]	2,385 [3.3%]	9,635 [7.1%]	12,000 [5.8%]	9,517 [2.8%]
Urban development	3,538 [16.7%]	907 [5.2%]	4,525 [11.7%]	1,881 [12.0%]	7,748 [15.6%]	9,629 [14.7%]	14,155 [13.6%]
Chemicals and nonferrous materials	6,165 [7.1%]	5,520 [5.9%]	11,686 [6.5%]	8,218 [9.4%]	7,132 [7.4%]	15,350 [8.0%]	27,037 [7.2%]
System solutions	1,686 [6.2%]	2,898 [7.7%]	4,583 [7.2%]	2,025 [6.6%]	5,098 [9.6%]	7,122 [8.5%]	11,806 [8.0%]
Other businesses	▲ 104 [▲0.6%]	313 [2.0%]	208 [0.6%]	▲ 347 [▲2.0%]	▲ 1,046 [▲5.7%]	▲ 1,394 [▲3.9%]	▲ 1,185 [▲1.7%]
Elimination of intersegment transactions	(1,060)	(▲ 1,275)	(▲ 214)	(▲ 25)	(▲ 771)	(▲ 796)	(▲ 1,010)
Ordinary profits	153,139 [16.9%]	141,343 [14.7%]	294,482 [15.8%]	122,294 [12.8%]	130,622 [12.0%]	252,917 [12.4%]	547,400 [14.0%]
Net income	91,612 [10.1%]	104,073 [10.9%]	195,685 [10.5%]	74,422 [7.8%]	73,795 [6.8%]	148,217 [7.3%]	343,903 [8.8%]
Net income per share	¥ 13.59	¥ 15.43	¥ 29.02	¥ 11.03	¥ 11.03	¥ 22.06	¥ 51.08

Fiscal 2004 (April 1, 2004 to March 31, 2005)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2004
	Apr.-June 2004	July-Sept. 2004	Apr.-Sept. 2004	Oct.-Dec. 2004	Jan.-Mar. 2005	Oct. 2004-Mar. 2005	Apr. 2004-Mar. 2005
	Yen million	Yen million	Yen million	Yen million	Yen million	Yen million	Yen million
Sales	702,156	807,110	1,509,266	859,494	1,020,595	1,880,089	3,389,356
Steelmaking and steel fabrication	560,305	648,639	1,208,944	692,034	719,753	1,411,787	2,620,732
Engineering and construction	41,953	45,079	87,032	47,767	145,066	192,833	279,866
Urban development	11,042	14,004	25,046	22,103	42,126	64,229	89,275
Chemicals and nonferrous materials	69,517	89,053	158,570	83,467	89,130	172,597	331,168
System solutions	29,691	36,044	65,736	26,786	54,008	80,794	146,531
Other businesses	17,273	19,256	36,529	18,806	20,909	39,715	76,244
Elimination of intersegment transactions	(27,626)	(44,967)	(72,594)	(31,472)	(50,397)	(81,869)	(154,463)
Operating profits	55,989 [8.0%]	86,227 [10.7%]	142,216 [9.4%]	125,884 [14.6%]	161,886 [15.9%]	287,731 [15.3%]	429,946 [12.7%]
Steelmaking and steel fabrication	52,583 [9.1%]	78,008 [12.0%]	130,591 [10.8%]	112,667 [16.3%]	133,666 [18.6%]	246,334 [17.4%]	376,926 [14.4%]
Engineering and construction	▲ 2,036 [▲4.9%]	▲ 3,726 [▲8.3%]	▲ 5,762 [▲6.6%]	799 [1.7%]	11,659 [8.0%]	12,458 [6.5%]	6,696 [2.4%]
Urban development	1,328 [12.0%]	435 [3.1%]	1,764 [7.0%]	3,088 [14.0%]	3,651 [8.7%]	6,739 [10.5%]	8,503 [9.5%]
Chemicals and nonferrous materials	3,642 [5.2%]	7,751 [8.7%]	11,393 [7.3%]	6,952 [8.3%]	7,828 [8.8%]	14,781 [8.6%]	26,374 [8.0%]
System solutions	1,610 [5.4%]	2,551 [7.1%]	4,161 [6.3%]	1,864 [6.9%]	5,368 [9.9%]	7,222 [8.9%]	11,384 [7.8%]
Other businesses	▲ 438 [▲2.5%]	594 [3.1%]	156 [0.4%]	383 [2.1%]	▲ 165 [▲0.8%]	227 [0.6%]	384 [0.5%]
Elimination of intersegment transactions	(800)	(▲ 611)	(288)	(▲ 100)	(141)	(32)	(321)
Ordinary profits	47,479 [6.8%]	88,439 [11.0%]	135,918 [9.0%]	106,402 [12.4%]	129,124 [12.7%]	235,527 [12.5%]	371,446 [11.0%]
Net income	23,302 [3.3%]	57,736 [7.2%]	81,039 [5.4%]	66,074 [7.7%]	73,487 [7.2%]	139,561 [7.4%]	220,601 [6.5%]
Net income per share	¥ 3.47	¥ 8.58	¥ 12.05	¥ 9.80	¥ 10.90	¥ 20.69	¥ 32.73

[ ] : Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Nippon Steel Corporation
April 28, 2006

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for Fiscal 2005

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	28.22	28.16	56.38	28.75	27.76	56.51	112.89
2005FY	28.96	27.83	56.80	27.91	28.00	55.91	112.71

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (millions of tons)	H-flange beams *2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Sep. 2001	6.15	125.4	4.63	0.307
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	102.2	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.7	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Oct. 2004	5.46	109.2	3.81	0.300
Nov. 2004	5.30	101.4	3.76	0.294
Dec. 2004	5.36	111.1	3.84	0.296
Jan. 2005	5.50	114.2	4.02	0.301
Feb. 2005	5.42	116.2	3.98	0.296
Mar. 2005	5.26	98.2	3.93	0.294
Apr. 2005	5.30	109.6	4.03	0.279
May 2005	5.51	112.2	4.19	0.276
June. 2005	5.48	108.3	4.21	0.274
July. 2005	5.60	114.1	4.30	0.271
Aug. 2005	5.81	125.0	4.66	0.253
Sep. 2005	5.73	111.8	4.58	0.231
Oct. 2005	5.79	111.7	4.56	0.231
Nov. 2005	5.59	108.4	4.43	0.231
Dec. 2005	5.55	117.3	4.26	0.246
Jan. 2006	5.70	117.6	4.45	0.268
Feb. 2006	5.57	117.9	4.36	0.280

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.00	7.66	14.65	7.66	7.75	15.41	30.07
2005FY	7.88	7.93	15.81	7.90	7.61	15.52	31.32

4. Crude Steel Production

(Consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.78	8.30	16.08	8.34	8.37	16.71	32.79
2005FY	8.56	8.52	17.08	8.34	8.54	16.88	33.95

(Non-consolidated basis)

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	7.04	7.57	14.61	7.61	7.66	15.27	29.88
2005FY	7.85	7.88	15.73	7.62	7.85	15.47	31.20

5. Steel Products Shipment

(millions of tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	6.94	7.36	14.29	7.41	7.81	15.22	29.51
2005FY	7.43	7.33	14.76	7.17	7.67	14.84	29.59

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	55.9	60.1	58.1	63.0	66.6	64.9	61.6
2005FY	70.8	(*) 76.0	73.4	75.6	74.7	75.2	74.3

(*) The increase of the average price for the 2nd quarter (compared to that for the 1st quarter) includes positive price adjustments to the 1st quarter sales.

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	29.8	32.3	31.1	31.0	33.0	32.1	31.6
2005FY	32.2	31.1	31.6	29.8	30.5	30.1	30.9

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2004FY	109	110	109	107	104	106	107
2005FY	107	112	109	116	117	117	113

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	2005 FY	1st half of 2005 FY	2004 FY
Consolidated	652.8 (389.1)	467.4 (278.6)	285.7 (170.3)
Non-consolidated	611.2 (364.2)	435.1 (259.3)	260.7 (155.4)
【Nikkei 225】	【17,060 yen】	【13,574 yen】	【11,669 yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2006 FY (estimated)	2005 FY
Consolidated	270.0	205.0
Non-consolidated	210.0	165.0

・Depreciation (billion yen)

	2006 FY (estimated)	2005 FY
Consolidated	195.0	183.3
Non-consolidated	140.0	130.6

11. Special Profit and Losses (Consolidated basis)

(billion yen)

	2005 FY	2004 FY
Gain on sales of fixed assets	14.9	4.2
Gain on sales of investments in securities	3.3	5.0
Amortization of transition obligation in respect of new accounting standard for retirement benefit	-	▲4.2
Loss on accidents	-	▲3.0
Loss on restrucuring of subsidiary's business structures	-	▲3.9
Special Profit and loss	18.1	▲1.9

File No. 82-5175

C

April 17, 2006

Chukyo Seisen Co., Ltd.
K.K. Chitac
Nippon Steel Corporation
Marubeni-Itochu Steel Inc.

Merger between Chukyo Seisen and Chitac

Chukyo Seisen Co., Ltd. (hereafter "Chukyo"; President: Katsunori Nagase), K.K. Chitac (hereafter "Chitac"; President: Takeshi Ohba), Nippon Steel Corporation, the parent company of Chukyo (hereafter "Nippon Steel"; President: Akio Mimura), and Marubeni-Itochu Steel Inc., the parent company of Chitac (hereafter "Marubeni-Itochu"; President: Tsunekatsu Yonezawa) reached a basic agreement in July last year to integrate the wire drawing business of Chukyo and Chitac and have since conducted specific studies and preparations for its realization.

The four companies have now agreed to the terms given below and decided to launch the new company on June 1 this year, after approval of the shareholders of Chukyo and Chitac at their respective extraordinary general meetings of shareholders scheduled for April this year and completion of other necessary procedures.

By merging, Chukyo and Chitac will be complementing each other's management resources, and establishing more efficient systems for production, research and sales, thus realizing a solid business base. We have every confidence that the new company will be capable of responding to the needs of customers and other parties concerned to their greater satisfaction.

1. Date of the merger

June 1, 2006

2. Details of the merger

Chukyo, as a surviving entity, will merge Chukyo and Chitac. For this merger, Nippon Steel will subscribe for shares to be newly issued by Chukyo, while Chukyo will allot 286,720 ordinary shares to Chitac. In addition, Aoyama Seisakusho Co., Ltd. and Toyota Tsusho Corporation will newly be making capital contribution. As a result, the new company will be owned by the following shareholders with the following equity percentages (i.e. voting rights ratios): Nippon Steel 51%, Marubeni-Itochu 34.4%, Miyazaki Seiko 7.6%, Mitsui & Co., Ltd. 3%, Aoyama Seisakusho 2%, and Toyota Tsusho 2%.

3. Profile of the new company (provisional)

(1) Company name: Nippon Steel Tokai Steel Wire Co., Ltd.
(2) Head office address: Kita-Nagoya City, Aichi Prefecture
(3) Capital: ¥697,445,000

(4) Representative:	Masaaki Yamaguchi (currently Executive Advisor to Chukyo)
(5) Projected sales:	approx. ¥10 billion per year
(6) Production bases:	Kita-Nagoya City, Aichi Prefecture (currently, Chukyo/Nishiharu Plant) Iwata City, Shizuoka Prefecture (currently Chitac/ Iwata Plant) A new plant to be built in Seki City, Gifu Prefecture, scheduled to begin operation in 2007

For more information, please contact:

Chukyo Seisen Co., Ltd.:	Yoshitaka Furuhashi, General Manager General Administration Dept. +81-568-21-2211
K.K. Chitac:	Takashi Saito, Director & General Manager General Administration Dept. +81-538-35-3111
Nippon Steel Corporation:	Masato Suzuki Public Relations Center +81-3-3265-5021
Marubeni-Itochu Steel Inc.:	Tadashi Yaegashi, Corporate Communications Team +81-3-5204-3345

Corporate Profile

Chukyo Seisen Co., Ltd.

Head office address:	34 Gongen, Okimura, Kita-nagoya City, Aichi Pref.	
Representative:	Katsunori Nagase, President & Representative Director	
Foundation:	December 1957	
Capital:	¥222 million	(as of March 31st, 2005)
Stockholders:	Nippon Steel Corp (61.4%) Miyazaki Seiko Co., Ltd. (20.1%) Mitsui & Co., Ltd. (18.5%)	(as of March 31st, 2005)
Sales:	¥3.1 billion	(as of March 2005)
No. of employees:	77	(as of March 31st, 2005)

K.K. Chitac

Head office address:	51 Sasaharajima, Iwata City, Shizuoka Pref.	
Representative:	Takeshi Ooba, President & Representative Director	
Foundation:	June 1948	
Capital:	¥64 million	(as of March 31st, 2005)
Stockholders:	Marubeni-Itochu Steel Inc. (100%)	(as of March 31st, 2005)
Sales:	¥2.3 billion	(as of March 2005)
No. of employees:	42	(as of March 31st, 2005)

Nippon Steel Corporation

Head office address:	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo	
Representative:	Akio Mimura, President & Representative Director	
Foundation:	March 1970	
Capital:	¥419.5 billion	(as of March 31st, 2005)
Sales:	¥3,389.4 billion	(as of March 2005)
No. of employees:	20,432	(as of March 31st, 2005)

Marubeni-Itochu Steel Inc.

Head office address:	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo,	
Representative:	Tsunekatsu Yonezawa, President & Representative Director	
Foundation:	October 2001	
Capital:	¥30 billion	(as of March 31st, 2005)
Sales:	¥1,526.1 billion	(as of March 2005)
No. of employees:	646	(as of April 1st, 2005)

May 9, 2006
SUZUKI METAL INDUSTRY CO., LTD.
SUMITOMO (SEI) STEEL WIRE CORPORATION
NIPPON STEEL CORPORATION
SUMITOMO ELECTRIC INDUSTRIES, LTD.

Basic Agreement on the Stainless Steel Wire Business Integration

SUZUKI METAL INDUSTRY CO., LTD. (President: Masaki Sato, a 22%-owned affiliate of NIPPON STEEL CORPORATION, hereinafter "SUZUKI METAL") and SUMITOMO (SEI) STEEL WIRE CORPORATION (President: Seizo Takamuku, a 100%-owned subsidiary of SUMITOMO ELECTRIC INDUSTRIES, LTD., hereinafter "SSW") have reached a basic agreement to integrate their stainless steel wire business and establish a new company and have decided to initiate specific discussions and preparations towards its realization.

Details of the business integration will be determined through discussion between both companies.

1. Purpose of this business integration

From now on, the economic climate for the stainless steel wire business is expected to further grow in severity owing to the contraction of the home market resulting from the ongoing shift of production to East Asia by stainless steel wire users in Japan and the intensifying competition in the overseas markets.

In this situation, the two companies intend to separate their stainless steel wire operations and integrate them into a new company, which is structurally strengthened by more intensive production facilities and augmented sales capabilities and maximized synergies overall, with an aim at attaining the world top-level competitiveness in this field.

On the strength of the long-nurtured technologies of both companies that succeeded in creating quality in the manufacturing process, the new company will endeavor to grow into a company that manufactures and sells stainless steel wire and serves the customers, to their greater satisfaction, not only in Japan but also in the rest of the world, especially in East Asia where the prospects and potential for demand growth are high.

2. Profile of the new company

(1) Company name:	SUZUKI SUMIDEN STAINLESS CO., LTD. (provisional name)
(2) Head office address:	1-9-1, Marunouchi, Chiyoda-ku, Tokyo
(3) Business:	Manufacture and sale of stainless steel wire
(4) Capital:	Undecided (Under ¥500 million)

(5) Equity ratio: SUZUKI METAL 60%, SSW 40%
(6) Representative director: Undecided
(7) Scheduled date for integration: April 2, 2007
(8) Scale of Business: Sales: Approx. ¥14 billion per year
Production: Approx. 25,000 tons per year
(Consolidated figures; the aggregations of the actual figures for FY2004)
(9) Subsidiaries: WEST JAPAN SATINLESS STEEL WIRE CO., LTD.
SUMIDEN WIRE PRODUCTS (GUANGZHOU) Co., Ltd.

3. Method of establishing the new company

Both companies' respective stainless steel wire businesses shall be succeeded by the new company by means of demerger (*kaisha bunkatsu*) or transferred to the new company by means of business transfers (*eigyo jouto*).

For more information, please contact:

SUZUKI METAL INDUSTRY CO., LTD.
Hiroshi Shimizu, General Manager, General Administration Div.
+81-47-476-3111

SUMITOMO (SEI) STEEL WIRE CORPORATION
Kimihide Kohno, General Manager, General Administration Div.
+81-72-772-2228

NIPPON STEEL CORPORATION
Masato Suzuki, Manager, Public Relations Center
+81-3-3275-5021

SUMITOMO ELECTRIC INDUSTRIES, LTD.
Kazunori Tokuda, Manager, Public Relations Dept. (Tokyo)
+81-3-3423-5234
Yuichiro Horiba, Manager, Public Relations Dept. (Osaka)
+81-6-6220-4119

I. Corporate Profile

【Reference】

Company Name	SUZUKI METAL INDUSTRY CO., LTD.	WEST JAPAN STAINLESS STEEL WIRE CO., LTD.	SUMITOMO (SEI) STEEL WIRE CORP.	SUMIDEN WIRE PRODUCTS (GUANGZHOU) CO., LTD.
Date of Establishment	May 1938	March 1973	October 2002	July 1994
Representative	Masaki Sato	Seiichi Kawabata	Seizo Takamuku	Yoshimitsu Aoki
Capital	¥1,200 million	¥80 million	¥3,000 million	$6 million
Plant Location	Narashino City, Chiba Pref.	Tabuse-Chyo, Yamaguchi Pref.	Itami City, Hyogo Pref.	Guangzhou, PRC
Number of Employees (as of March-end 2006)	482	59	380	116 (as of December-end 2005)
Main Stockholders	Nippon Steel Corp. (22%)	Suzuki Metal Industry Co., Ltd. (86%)	Sumitomo Electric Industries, Ltd. (100%)	Sumitomo Electric Industries, Ltd. (70%)
	Mitsui & Co., Ltd. (12%)	Metal One Corp. (14%)		Sumitomo Corp. (20%)
	Metal One Corp. (11%)			Guangzhou Development Zone Industrial Development Co., Ltd. (10%)
Main Products	Piano wire, oil tempered wire, PC steel wire, stainless steel wire	Stainless steel wire	PC steel wire, steel chord, piano wire, stainless steel wire	Stainless steel wire
Sales (FY2004) <Stainless wire business>	¥22,900 million <¥6,300 million>	¥3,700 million <¥3,700 milliom>	¥37,200 million <¥3,300 milliom>	¥600 million <¥600 milliom>

II. Stainless Steel Wire Business Integration Scheme by SUZUKI METAL INDUSTRY and SUMITOMO (SEI) STEEL WIRE

1. Integration scheme


NIPPON STEEL CORP.
22%
SUZUKI METAL INDUSTRY CO., LTD.
SUMITOMO (SEI) STEEL WIRE CORP.
100%
SUMITOMO ELECTRIC INDUSTRIES, LTD.
Stainless steel wire business (Narashino)
Stainless steel wire business (Itami)
86%
WEST JAPAN STAINLESS STEEL WIRE CO., LTD. (Yamaguchi Pref.) (Manufacture & sale)
SUMIDEN WIRE PRODUCTS (GUANGZHOU) CO., LTD. (China) (Manufacture & sale)
70%
New company

2. New company's organization

With the establishment of the new company, the Itami stainless steel plant will be put out of operation at an early date, for intensive production to be undertaken by the Narashino plant, WEST JAPAN STAINLESS STEEL WIRE CO., LTD. and SUMIDEN WIRE PRODUCTS (GUANGZHOU) CO., LTD.


New company
(SUZUKI SUMIDEN STAINLESS CO., LTD.)
(provisional)
(86%)
(70%)
WEST JAPAN STAINLESS STEEL WIRE CO., LTD.
SUMIDEN WIRE PRODUCTS (GUANGZHOU) CO., LTD.

10 Questions & Answers about "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)"

The following summarizes as "10 Questions & Answers" responses to major inquiries which the Company has received regarding the "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)" (the "Plan") since the announcement of the Plan on March 29, 2006.

Q1. Please describe the features of the Plan.

A1. To sum up, the plan is adopted on a "clear day" when no takeover proposal has been made or is expected and the will of shareholders is confirmed when a takeover proposal is made.

The most distinctive feature of the Plan is that the ultimate decision as to whether to issue the Rights (as defined in the Plan), which serve as a countermeasure to a takeover, is made by the shareholders of the Company at the time when a specific takeover proposal is made. This decision is not made based on individual decisions as to whether or not to subscribe to a tender offer, but rather through a specific voting process to confirm shareholders' will through a shareholder vote (at a shareholders will confirmation meeting or by written ballot).

The Plan sets forth a clear and objective path to a decision by the shareholders of the Company through a shareholder vote and is designed to prevent the Board from arbitrarily slowing or halting the process of obtaining the shareholder vote.

Q2. In determining whether a bidder falls within the specified category of harmful bidders, in which case issuance of the Rights is permitted without shareholder approval, what prevents the Board from making an arbitrary decision?

A2. The Plan is designed to prevent the Board from making any arbitrary decision.

In the Plan, the definition of a harmful bidder is limited to bidders who fall under four categories identified by the Japanese courts (see e.g. the Tokyo high court ruling in Nippon Broadcasting System, Inc.) as bidders which will cause irreparable damage or loss to a company. Moreover, issuance of the Rights by the Board under the Plan can only occur when the bidder fits into one of these four limited categories and the proposal is likely to cause apparent damage to the common interests of the shareholders. With respect to a bidder who does not meet these conditions, no matter how harmful it actually might be, the decision whether to issue the Rights will still be up to a judgment of the shareholders through a shareholder vote, rather than that of the Board. Further, any judgment by the Board that a proposal is likely to cause apparent damage to the common interests of the shareholders must be made under the Plan based on consultation with or receipt of advice from its outside counsel and an investment banking firm, both of international reputation.

In light of the above, as a practical matter, it is likely to be an exceptional case in which a bidder would be determined to be a "harmful bidder" by the Board.

The reason why NSC considered it necessary to provide for the category of harmful bidders, even though such bidders would rarely exist, as a cases where the Board may issue the Rights upon its own resolution is because the nature of this bidder, together with the finding that the proposal is likely to cause apparent damage to the common interests of the shareholders, makes the time and cost (as of the end of March 2006, NSC had approximately 480,000 shareholders) entailed in following the shareholders vote process counterproductive for the purpose of enhancing the common interests of shareholders. It is important to note that the Rights would not become exercisable until such bidder actually acquired shares at or in excess of the threshold, and thus such a bidder could always reconsider and formulate a new proposal which would not be likely to cause apparent damage to the common interests of the shareholders, which could then proceed to a shareholders will confirmation.

<u>Q3. Under what circumstances will the Rights be issued?</u>

A3. Because the Plan sets forth a process for the shareholders to make the ultimate decision concerning issuance of the Rights as a countermeasure when a takeover proposal is made, the issuance of the Rights is generally limited to when shareholder approval for the issuance of the Rights has been obtained through the process to confirm shareholders' will at a shareholders will confirmation meeting or by written ballot.

However, the Rights may be issued by the Board without shareholder approval in the event that (1) a bidder falls under any of four categories which have been designated to cause irreparable damage or loss to a company in the rulings of the Japanese courts, such as a so-called "greenmailer", and it is determined that a takeover proposal is likely to cause apparent damage to common interests of the shareholders (based on consultation with or receipt of advice from an outside counsel and an investment banking firm, both of international reputation), or (2) a bidder fails to follow the process to permit a shareholder vote in accordance with the Plan.

Q4. Have you considered obtaining shareholder approval for the adoption of the Plan at your next annual general shareholders meeting?

A4. Rather than submitting the Plan to a vote of shareholders at a time when there is no takeover proposal to consider, the Plan operates to have those shareholders who have a direct interest in the matter vote on the implementation of the rights at the time when a specific takeover proposal is made.

In public companies where shareholder composition changes on a daily basis, shareholders at the time of implementation and shareholders at time a bidder emerges inevitably differ, as do the company's circumstances and market conditions. When a specific takeover proposal is made, the shareholders at that time are the ones who have a direct interest in whether or not to accept the proposal. Therefore, NSC believes that a vote at the time of a specific takeover proposal is the best means to determine the shareholders' will.

Q5. Doesn't the tender of shares into a TOB reflect shareholders' will as to whether or not to accept the proposal of the bidder? Is it necessary to go through all the procedures required under the Plan?

A5. Since it is possible in Japan to make a partial tender offer, a bidder is able to potentially acquire a controlling position, and even if complete control is not acquired, strongly affect the ability of any subsequent party to acquire control, without buying the shares of all shareholders. Such a partial tender offer may, as seen in the recent cases of hostile takeover attempts, cause considerable uncertainty as to control over the target and its subsequent business operations without regard to shareholders' will, thereby posing a threat of apparent damage to corporate value and the common interests of the shareholders. For a company of the size of NSC in particular, the threat of a partial tender offer for the purpose described above cannot be discounted. Therefore, NSC believes it is necessary to explicitly determine where control over the company should rest by specifically ascertaining shareholders' will through a shareholders vote as set forth in the Plan.

In addition, tender offers by their very nature may be coercive. A shareholder may tender not because it believes the terms are desirable, but rather because the shareholder does not wish to remain a shareholder in the corporation once it is controlled by the bidder or because there is no second step transaction that assures the same value to the shareholder as whatever premium the tender offer provides. By requiring a shareholder vote, shareholders are able to indicate whether they believe the terms of the takeover proposal are desirable, without the inherently coercive effects of a tender offer.

Q6. Have you considered establishing an independent committee (a third party committee) to decide whether to implement the rights?

A6. Taking into account NSC's business size and type of operations, NSC has determined that having the shareholders who are its owners at the time of a specific takeover proposal, rather than third parties such as an independent committee, should make the decision with respect to a matter as significant as the implementation of the rights with respect to a takeover proposal.

Q7. What is the reason for setting the 15% threshold?

A7. NSC believes that 15% is the appropriate threshold to ensure that potential control of the corporation does not pass to a third party without the shareholders having a say in the matter.

In the United States, where rights plans were originated, 15% is the most widely used standard.

Q8. How did you determine the length of the Review Period?

A8. Taking into account the size, type of operations, regional expansion and history of NSC, NSC believes that an appropriate amount of time is required to analyze a takeover proposal, seek advice from outside advisers, pursue alternatives, potentially negotiate to improve the bid, and provide full disclosure to the shareholders of all of the foregoing so they can make an informed decision. Having the time necessary to fully implement all of these steps is essential both to maximize corporate value and the common interests of the shareholders, as well as to ensure that shareholders can make an informed judgment.

It is not uncommon for hostile takeovers of large companies to involve periods lasting for several months to almost one year.

In addition, the Review Period stipulated in the Plan commences on the date of submission of the Required Information, as explained in A9 below. The Plan clearly and objectively sets forth and discloses in advance the details of the Required Information and the process for its submission, enabling a bidder to emerge with the Required Information already prepared, and preventing the Board from arbitrarily delaying the timing of commencement of the Review Period. With this in mind, NSC believes that the Plan sets forth an appropriate length for the Review Period.

Q9. Please explain the rationale for the Required Information process.

A9. The Required Information is an element of the Plan to ensure that shareholders are able to act on a fully-informed basis. Because the Plan clearly and objectively sets forth and discloses in advance the details of the Required Information and the process for its submission, a bidder can submit its takeover proposal after thoroughly preparing the Required Information in advance.

Further, with respect to the sufficiency of the Required Information, as long as the information submitted is not on its face deficient, the Plan provides that it shall be deemed to fulfill the requirements. In addition, as an alternative method of satisfying the requirements, if an outside counsel to the bidder provides a written opinion that the information submitted contains no untrue statement of a material fact, the Plan provides that it shall be deemed to fulfill the requirements.

The Plan is thus designed to prevent the Board from arbitrarily delaying the process. In light of the foregoing, a bidder is able to ensure that the Review Period commences upon the emergence of the bidder under the Plan.

Q10. Because the best takeover defense is enhancing shareholder value, why do you need the Plan?

A10. Enhancement of corporate value is NSC's main objective. NSC and its consolidated subsidiaries focused on steel manufacturing have a corporate philosophy of contributing to industrial development and the enhancement of people's lives through creating and supplying valuable products and ideas and are committed to enhancing corporate value and the common interests of shareholders in order to further gain shareholders' confidence and continue effective management.

In recent years, the Japanese capital market has become increasingly vulnerable to abrupt large-scale stock accumulations without shareholders or other related parties being provided sufficient information, which may result in harm to the corporate value of the target and the common interests of its shareholders. However, unfortunately in Japan, it cannot yet be said that systematic measures addressing large-scale stock accumulations that damage corporate value and common interests of shareholders have been sufficiently developed.

In light of such circumstances, the Board has determined that it is its responsibility to adopt on a "clear day" when no takeover is expected, as a specific measure for when a takeover proposal is made, highly transparent rules concerning acquisition of substantial shareholdings in order to preserve and enhance corporate value and common interests of the shareholders of the Company.

* This Q&A is provided to enhance understanding of the Plan, and does not in any way affect the application or interpretation of the Plan. Please refer to the main text "Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measure)" for details of the Plan.